UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Paradigm Development Fund I, LLC

Legal Status of Issuer:

   Form:
   Limited Liability Company

   Jurisdiction of Incorporation/Organization:
   Wyoming

   Date of Organization:
   December 14, 2023

   Physical Address of Issuer:
   2204 Duke St.
   Indianapolis, IN 46205

   Website of Issuer:
   http://investwithparadigm.com/

Is there a co-issuer?   ☐ Yes   ☒ No

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received a set-up fee for their services, rather than a commission based upon the final received offering amount. This fee does not fluctuate based on the time or effort it takes to complete.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Equity in the form of Class A Units of LLC membership interests

Target number of securities to be offered:

5,000

Target offering amount:

$500,000

Minimum Investment Amount per Investor:

$1,000.00 (for 10 Class A Units)

Oversubscriptions accepted: ☒Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer and the Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

50,000

Deadline to reach the target offering amount:

July 25, 2025

Disbursement from Escrow After Reaching the Target Offering Amount: Once per month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2023) (formed 12/14/23)
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, and Wyoming,

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Paradigm Development Fund I, LLC

By



_____
(Signature)

David Leurck
Managing Member of the Manager, Paradigm Real Estate Management, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

David Leucrk
Managing Member of the Manager, Paradigm Real Estate Management, LLC

_____
June 20, 2024
(Date)

TABLE OF CONTENTS

July 25, 2024
Paradigm Development Fund I, LLC



FORM C
Up to $5,000,000 of Class A Units

Paradigm Development Fund I, LLC ("Paradigm," the "Company," "we," "us," or "our"), is offering an amount of $500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class A Units of LLC membership interests (the "Class A Units(s)") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 15, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Class A Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Class A Units are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Class A Units as set forth below in the section titled "The Offering and the Securities". In order to purchase the Class A Units, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with East West Bank, Inc. (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment subscriptions will be represented by the issuance of Class A Units, as further described below. The Class A Units sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Class A Units sold. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Class A Units at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Class A Units at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Paradigm Development Fund I, LLC**

ELIGIBILITY

2.   **Paradigm Development Fund I, LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investwithparadigm.com.

The issuer must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Ted Karras	Principal/Managing Member, Paradigm Real Estate Management, LLC (Manager of Company)	Providing oversight and management of all company operations, capitalization, real estate due diligence/acquisitions, development, construction/financial analysis and investor relations services.	12/15/2023 to present
	Principal, Paradigm Construction and Development, LLC	Specializing in acquisitions, investments, development, construction of residential and mixed-use properties.	2019 to present
	Offensive Center, Cincinnati Bengals (and previously, New England Patriots and Miami Dolphins)	Professional football player in the National Football League and American Football Conference	2016 to present
Zachary Douglas	Principal/Managing Member, Paradigm Real Estate Management, LLC (Manager of Company)	Providing oversight and management of all company operations, capitalization, real estate due diligence/acquisitions, development, construction/financial analysis and investor relations services.	12/15/2023 to present

	Principal, Paradigm Construction and Development, LLC	Specializing in acquisitions, investments, development, construction of residential and mixed-use properties. Additionally providing investor relations to investor clientele.	2020 to present
Rick Michaelis	Principal/Managing Member, Paradigm Real Estate Management, LLC (Manager of Company)	Providing oversight and management of all company operations, capitalization, real estate due diligence/acquisitions, development, construction/financial analysis and investor relations services.	12/15/2023 to present
	Director of Restoration, Michaelis Corporation	Specializing in the restoration, construction and rehabbing of existing commercial real estate that has been damaged by fire, water and other incidents.	2013 to 2022
David Leurck	Principal/Managing Member, Paradigm Real Estate Management, LLC (Manager of Company)	Providing oversight and management of all company operations, capitalization, real estate due diligence/acquisitions, development, construction/financial analysis and investor relations services.	12/15/2023 to present
	Managing Director, Drews Financial Advisory, LLC (dba Drews Development Company)	Overseeing consulting and clientele, company operations and real estate advisory services	2021 to present



TED KARRAS, PRINCIPAL (Age 31)

Ted Karras, a Principal and sponsor of the company, serves as a Managing Member of the Manager (Paradigm Real Estate Management, LLC). In addition to his role in real estate management, Ted is a two-time Super Bowl champion NFL football player & the 2023 Walter Peyton Man of the Year fan vote winner, garnered over 1.5+ million votes for his philanthropic work through his Cincy Hat campaign. He has played with the New England Patriots, Miami Dolphins, and currently the starting center on the Cincinnati Bengals. Engaging in real estate acquisition and development since 2019, Ted has established himself as a successful businessman. His residential portfolio includes over 30 properties in the greater Indianapolis, IN area. Ted holds a Bachelor's degree in Communication from the University of Illinois and an MBA in Business from the Indiana Kelley School of Business. Ted resides in Cincinnati, Ohio, and Fort Lauderdale, Florida with his family.



ZACHARY DOUGLAS, PRINCIPAL (Age 31)

Zach Douglas is a Principal and sponsor of the company, along with being a Managing Member of the Manager (Paradigm Real Estate Management, LLC). He is a devoted family man, visionary entrepreneur, and passionate sports enthusiast. Raised in Indianapolis with strong Midwestern and Catholic roots, Zach graduated in 2011 from Indianapolis Cathedral High School and earned a degree in Finance and International Business from Indiana University's Kelley School of Business. With experience at Merrill Lynch and later Capital Group, a global investment management company, Zach ventured into real estate in 2019. In 2020, he founded Paradigm Construction & Development, specializing in acquisitions, investments, development, and investor relations. Off the jobsite, Zach plays rugby for the Indianapolis Impalas and volunteers coaching youth sports. Married to Maddie with three children—Rose, Bo, and Vince—Zach embodies unwavering commitment to family, business, and community, a testament to hard work and perseverance.



RICK MICHAELIS, PRINCIPAL (Age 34)

Rick Michaelis is a Principal and sponsor of the company, along with being a Managing Member of the Manager (Paradigm Real Estate Management, LLC). Rick is a fourth-generation general contractor deeply rooted in the northside community of Indianapolis. A 2008 graduate of Cathedral High School, Rick earned a management degree from Indiana University, emphasizing city and mixed-use planning. With a background at Michaelis Corp, where he is the fourth generation in his family's contracting legacy, he transitioned from logistics to hands-on contracting work, specializing in restoration contracting. In the summer of 2022, Rick joined Paradigm, overseeing construction management, city planning, and permitting work, showcasing his expertise in development and zoning matters. Rick's leadership extends beyond his professional life; he coached the Broad Ripple Youth Rugby team from 2016 to 2020, leading them to four state titles. Married to Milissa and a dedicated father to their daughter Allie, Rick maintains a robust work-life balance, making him a formidable force in contracting and community development.



DAVE LEURCK, PRINCIPAL (Age 55)

Dave Leurck is a Principal with Paradigm Real Estate Management, LLC, the Manager. Dave is an experienced business owner and real estate developer with over 30 years of industry experience. Dave attended Miami University and graduated in 1991 with a Bachelor of Arts degree in Business Psychology. He began his career in wealth management in the early '90's and shortly thereafter, started several successful businesses, including -- Teller's of Hyde Park, a successful 25-year restaurant and brewery in Cincinnati. Dave later co-founded Lantrust Real Estate Group that developed multiple mixed-use commercial and residential buildings in Greater Cincinnati and Northern Kentucky. Additionally, Dave co-founded Lantrust Securities, a broker dealer registered with FINRA and oversaw all institutional grade commercial property investments and Reg. D private placement offerings on a national level. Dave recently joined Paradigm in a real estate development role and oversees the Reg. CF and Reg. D offering process for the company. Beyond his professional life, he enjoys the great outdoors, including skiing, hiking, boating and traveling with his family. He is married to Katherine and is a dedicated father to their three children, Andrew, Alexandra, and Audrey. He is and has been active with multiple non-profit organizations, including – Ken Anderson Alliance, Drew's Rainbows Foundation, and the Karen Wellington Foundation. He is married to Katherine and is a dedicated father to their three children, Andrew, Alexandra, and Audrey.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Paradigm Development Fund I, LLC, ("Paradigm" or the "Company"), is a socially responsible enterprise dedicated to impact investments in real estate projects, communities, and individuals with intellectual and developmental disabilities (IDD). Our mission is to generate both measurable social and environmental impact while securing a moderate financial return. Through our Socially Responsible Investment (SRI) fund, Paradigm provides a comprehensive, turnkey platform for the acquisition, development, construction, and management of affordable housing communities tailored to individuals with IDD and other neurotypical individuals (each, a "Project"). Our focus primarily encompasses one and two-bedroom townhomes, condominiums, micro and duplex homes available for sale, with a limited number of residential units available for lease.

Paradigm's inclusive affordable housing communities thrive on strategic alliances with disability service providers (DSP) in various cities, counties, and towns. These partnerships involve assistance in socialization activities, transportation, adult day programs, personal home care, and introductions to families seeking long-term housing solutions for their loved ones. In collaboration with organizations such as the Village of Merici in Indianapolis and the Ken Anderson Alliance in Cincinnati, Paradigm aims to pioneer a turnkey solution for families and DSP organizations on a significant scale.

As one of the pioneering real estate investment and development companies, Paradigm seeks to provide a diverse range of affordable housing options. We initially focus on the Midwest with plans for future expansion into other markets. Currently, we have several residential properties under contract in Indianapolis, IN, and Cincinnati, OH. Additionally, we have received numerous inquiries from disability service providers interested in residential housing opportunities in Columbus, OH, and Dayton, OH.

To facilitate our ambitious plans, Paradigm Development Fund I is seeking to raise up to $5 million through its Reg. CF offering and an additional $5 million through a concurrent Reg. D offering, forming a crucial part of the Company's equity capitalization plan. Our strategy includes developing approximately 2 to 3 residential mixed-use Projects annually, meeting our acquisition criteria and timeline. For each approved Project, the Company plans to contribute approximately 30-40% of the required equity, coupled with a construction loan and loan-to-cost of up to 70% of the total Project cost. The real estate assets that are acquired and developed for each Project will be held in wholly-owned subsidiaries (the "Special Purpose Entity" or "SPE")

Our investment, development, and construction Projects aim to achieve the following objectives:

- Efficient timelines for the acquisition, development, and construction of multiple Projects in Indianapolis, Cincinnati, and other selected markets.

- 60%-70% pre-sales of residential units and mixed-use buildings before construction commencement, although the Manager has discretion to accept a lower rate.

- A target of 100% residential units sold before Project completion, with a goal of zero debt upon completion.

- Impact investing with moderate Project proforma financial return targets of 10% to 15%+ IRRs.

- 10-to-12-month construction/exit timelines, distributing an annualized preferred return of 7%+ profits.

- Based on additional profitability of each property / project exit, the "waterfall" distributions will be allocated 70% Investors / 30% Manager for annualized IRRs above the 7% preferred return.[1]

[1] The Manager will have the authority and discretion to enter into personal loan guarantor agreements with one or more individuals or entities to secure debt financing for the Company's real estate acquisitions, development, and construction projects ("Loan Guarantor Agreements"). The Loan Guarantor Agreements may require the Company to compensate the guarantor in a manner that may reduce the waterfall distributions received by Investors. (See the description of fees in the LLC Operating Agreement.)

The Opportunity

In the United States, the pressing issue of affordable housing has reached crisis proportions. The initial markets for our fund, Cincinnati, and Indianapolis, collectively face a shortfall of nearly 70,000 affordable housing apartments and homes. This gap is particularly acute for individuals with intellectual and developmental disabilities (IDD), who confront multifaceted challenges in securing suitable housing.

The hurdles are numerous:

- Affordable housing is scarce, and low-income housing tax credits are limited.

- Existing affordable housing often lacks essential services, socialization opportunities, and reliable transportation, often located in unsafe areas.

- Specialized communities for IDD residents, like licensed group homes or small apartment complexes, have limited capacity and lengthy waiting lists, some spanning up to a decade.

Consequently, many adults with IDD find themselves dependent on parents and caregivers. When these primary sources of support are no longer available, individuals with IDD are left vulnerable, under- resourced, and without a clear path forward.

Amidst these challenges, significant opportunities arise across various cities, counties, and towns. These include investments in Low-Income Housing Tax Credit (LIHTC) Housing, Affordable Housing Apartments (Section 8), and other options such as Market Rate and Age 55+ communities

Low-Income Housing Tax Credits (LIHTC) Housing

Developers in the affordable housing and LIHTC projects space are anticipating a more favorable landscape in 2024 compared to the challenges faced in 2023. While high-interest rates pose some initial obstacles, projections indicate a gradual easing throughout the year, potentially enhancing developers' ability to structure more deals and introduce additional housing units to the market.

Despite persistent concerns about high construction costs and lingering gaps in financing, the LIHTC market is poised for improvements as interest rates stabilize and moderate.

Affordable Housing Shortage & Demand

Moody's Analytics reveals a 2.4% vacancy rate in affordable housing compared to 5.1% in market-rate apartments, indicating a substantial demand for affordable housing units. The scarcity is further exacerbated by households remaining in higher-end multifamily spaces, driving the need for more affordable options.

With growing public discussions and initiatives around affordable housing, 2024 presents a pivotal moment for addressing these challenges. Voter referendums and state- and local-level efforts add a layer of complexity that Paradigm aims to navigate, recognizing regional variations in addressing the affordable housing crisis.

Illustrating the robust demand for IDD housing, the recent success of the disability housing provider on the east side of Indianapolis, IN, where 27 out of 32 condominium units were sold on the first day, serves as a promising indicator.

Market Rate Housing and Luxury Apartments

Surprisingly, market rate housing and luxury apartments have largely overlooked the housing needs of families with adult children facing intellectual and developmental disabilities. Developers in this space exhibit minimal interest in accommodating individuals with disabilities or providing affordable housing options.

As the U.S. witnesses unprecedented trends in the housing and rental market, characterized by rapid sales, soaring home prices, and historical rent increases, the pressure on housing availability intensifies. This situation poses additional challenges for families and individuals seeking accessible housing amidst the soaring pricing points.

Age 55+ Active Adults

Paradigm believes that our inclusive living communities will resonate with Age 55+ individuals / couples seeking affordable housing in a safe and secure neighborhood living environment. The Age 55+ market is no longer being overlooked, but embraced for individuals / couples that are mostly comprised of baby boomers seeking smaller and ADA compliant communities. As this cohort enters their "golden years," a substantial portion is now retired, enjoying a stable income, and seeking a vibrant community for their next life chapter. By 2030, this demographic is expected to account for approximately 21% of the total U.S. population, growing to an estimated 85.6 million by 2050.

Our Solution

Paradigm is committed to addressing the pressing needs of individuals with disabilities and their families by forging strategic partnerships. We are actively engaged in two key initiatives: firstly, collaborating directly with Disability Service Providers (DSP) to create mixed-use and residential communities, and secondly, providing affordable housing solutions for the numerous families associated with DSP organizations and adults with disabilities in various cities, counties, and townships. A notable gap in many of these organizations is the absence of comprehensive, turnkey affordable housing options for their participants and families. Paradigm is embarking on development projects in cities like Indianapolis, Cincinnati, and other Midwest markets, where significant demand aligns with outstanding DSP organizations such as Metzcor of Cincinnati. Our residential units primarily consist of one- and two-bedroom units ranging from 500 sq. ft. to 1,200 sq. ft.

The majority of our residential units will be available for sale, while a smaller percentage will be offered for lease, with potential rental subsidies facilitated through collaborations with HUD, state, and local governments. For families or individuals unable to afford a purchased unit, we are introducing opportunities for potential renters to lease from existing homeowners, who have acquired residential units. These leases will offer affordable monthly rents ranging from $550 to $750, administered through HOA/Condo Association guidelines.

Strategic Collaborations with Disability Service Providers

Individuals with Intellectual and Developmental Disabilities (IDD) often require diverse services, including transportation, workforce training, and adult day programs. Access to such services is integral to the success of any housing development. Paradigm is partnering with leading service providers in our host cities to ensure that residents in our communities have dependable access to essential services.

Fostering a True Sense of Community

People with IDD deserve to feel included and part of a community. By providing them with safe, affordable housing and access to essential services, we empower them to live independently, prevent isolation, and enjoy the advantages of residing in a socially connected community. While our homes prioritize ADA accessibility, they blend seamlessly into traditional neighborhoods, fostering a genuine sense of community.

Intelligent Home Automation & Smart Home Devices

All residential homes developed by Paradigm will feature state-of-the-art Smart Home Technology specifically designed for individuals with IDD, their families, and service providers. Each unit will incorporate an intelligent home health dashboard. Collaborating with vendors specializing in smart home technologies, including virtual remote supports and wearables, we aim to enhance independence while ensuring safety. This technology anticipates challenges and safety threats, allowing staff intervention only when necessary, departing from the prevalent 24/7 service model. Paradigm's mission is to provide a comprehensive ecosystem with user-friendly Smart Home installations. Each unit will be equipped with a suite of interconnected smart home devices, including security systems, alarms, lights, outlets, thermostats, leak detectors, door locks, door controls, GPS, and health monitoring. These seamlessly integrated devices aim to enhance resident livability and safety.

Why Now?

The prevalence of IDD diagnoses continues to rise, with the Centers for Disease Control and Prevention (CDC) reporting an increase of 14% in children aged 3-17 from 2019 to 2021. Additionally, advancements in medicine have extended the lifespan and improved the health of people with IDD. Globally, life expectancy increased by six years between 2000 and 2020, according to the World Health Organization (WHO).

Despite these positive trends, the existing infrastructure to support aging individuals with IDD is severely limited. Without substantial new construction of affordable housing with access to services, a significant portion of the population will face challenges as they outlive their families and caretakers.

Product: Residential Homes / Condominiums / Mixed-Use Communities

As previously mentioned, Paradigm is dedicated to constructing, developing, and renovating residential units comprising one- and two-bedroom spaces ranging from 500 sq. ft. to 1,200 sq. ft.

Our Company maintains a steadfast focus on the quality of units, optimal socialization and living locations, and the efficiency of construction within our 10-to-12-month project cycles. This involves three key approaches: 1.) Building ground-up projects on acquired land; 2.) Developing modular units off-site after acquiring land; and 3.) Retrofitting and repurposing existing buildings for residential housing.

Our Housing Verticals:

- 8 to 10+ Units: Clustered single-family or duplex homes crafted for sale in robust economic neighborhoods, strategically located near disability service organizations and community living spaces.

- 20 to 30+ Units: Small residential communities or buildings offering a variety of condominiums, townhomes, single-family/micro homes, and a central clubhouse/community center to facilitate social interactions.

- 40 to 60+ Units: Larger mixed-use and residential communities or buildings featuring on-site adult day programs, a clubhouse/community center, and an array of residential options, including condominiums, townhomes, single-family/micro homes, and duplexes.

Certain residential and mixed-use communities may extend inclusive living opportunities to other family members (e.g., parents, siblings), Age 55+ community residences, and student rentals near universities. Rigorous background checks for all potential buyers and renters will be enforced, aligning with Paradigm's mission to provide secure, affordable, and inclusive living opportunities.

Market Description: IDD and Affordable Housing

Approximately 27% of adults in the United States grapple with a disability. For individuals with disabilities, securing suitable, accessible, and affordable housing poses a significant challenge. This challenge is compounded by the scarcity of housing units built with ADA accessibility or those that have undergone renovations.

The contemporary housing landscape for individuals with disabilities is characterized by a dual challenge: a shortage of available housing and pervasive landlord discrimination. In essence, these individuals encounter difficulties in finding potentially suitable units in cities. Even when available units are located, discrimination becomes a barrier, with individuals being overtly rejected or subtly redirected to evade further accessibility modifications. According to the 2022 Fair Housing Trends Report, disability-based discrimination constituted over half of the fair housing complaints filed in that year.

Both privately owned and publicly assisted housing, whether rental or for sale, must adhere to the accessibility requirements of the Fair Housing Act. This applies when they are situated in a building of four or more units constructed for first occupancy after March 13, 1991. To assist builders in compliance, HUD issued the Fair Housing Act Accessibility Guidelines in 1991, with subsequent supplements and guidance. Paradigm's design-build guidelines are fully aligned with the Fair Housing Act. The Company possesses floor plans applicable to most development projects, outlining material costs and pricing. Focused on smaller residential units of high quality and enhanced affordability, Paradigm pursues three development avenues: 1.) Ground-up residential units; 2.) Modular housing units; and 3.) Renovated/repurposed residential units.

Ground-Up Residential Units & Communities

Paradigm acquires land and residential lots to construct single-story units, duplexes, townhomes and garden-style multilevel units with elevators. The construction management is overseen by the Company, engaging third-party vendors. These on-site residential units will range from 500 to 1,200 square feet, with variations based on geographic location.

Modular Residential Units (Micro-Home Communities)

The popularity of modular residential units is surging globally. Paradigm explores the development of eco- living micro-home communities in approved zoning areas. These modular and micro homes, ranging from 500 to 850 square feet, blend modern design with eco-friendly features. Capitalizing on technology and off-site construction, Paradigm's modular and micro homes are both environmentally conscious and constructed efficiently.

Renovated/Repurposed Buildings & Residential Units

Identifying vacant or for-sale commercial buildings, Paradigm selectively repurposes them for mixed-use and residential living. These repurposed buildings offer a strong sense of community, with condominium units ranging from 500 to 1,000 square feet. Furthermore, on-site amenities may consist of a recreation room and gym, enhancing socialization and health. Additionally, transportation services will be provided for members of the Condominium Association

Go-To-Market: Sales & Marketing Plan

In the United States, approximately 48.5 million people grapple with physical and/or intellectual disabilities. The prevalence of Intellectual and Developmental Disabilities (IDD) is on the rise, with the CDC's latest data revealing that 8.5% of children aged 3-17 received an IDD diagnosis in 2021, marking a 14% increase from 2019. Notably, individuals with IDD are experiencing extended lifespans and improved health, courtesy of medical advancements.

Globally, life expectancy increased by six years between 2000 and 2020, according to the World Health Organization (WHO).

Despite these positive trends, the existing infrastructure to support aging individuals with IDD is severely limited. The absence of significant new construction of affordable housing with access to services puts a considerable number of Americans at risk of facing challenges as they outlive their families and caretakers. Across every major city, county, and town, there is an urgent need for affordable housing, particularly for individuals and families with disabilities.

Pre-Sales/Marketing Plan

Paradigm adopts a proactive approach by maintaining an in-house team dedicated to selling residential units primarily to participants and families associated with disability service providers in each community. These organizations often serve hundreds of families, eliminating the need to collaborate with licensed residential real estate agents which provides our investors a significant amount of cost savings.

The strategic focus is on achieving pre-sales goals, with a target of 60% to 70% of total pre-sales before commencing construction. This approach ensures minimal, or no debt left upon project completion, showcasing the strength of Paradigm's model. Selling units before construction not only sets the stage for Project success but also positions the Company to weather market corrections. Even in the event of remaining unsold units at completion, Paradigm will own them debt-free, generating positive cash flow until market conditions improve for their sale.

By capitalizing on economies of scale and operational efficiency, Paradigm endeavors to deliver projects with zero debt at the end of construction. This approach benefits both the Company and investors, facilitating the potential distribution of capital, preferred returns, and profits on an annual basis, fostering a financially sound and successful outcome for all stakeholders.

Real Estate Expertise and Past Projects

For years, Paradigm and its affiliated entities have been unwavering in their commitment to developing outstanding real estate projects, encompassing single-family homes, multi-family residences, and mixed- use properties across the Midwest. Our principal sponsors and team members are driven by a central mission – to deliver exceptional returns for our investors through value-driven investments and developments in the real estate sector.

Guided by a prudent and entrepreneurial philosophy, our focus spans key areas:

- Expertise as local multi-family and commercial property specialists in infill markets with sustained long-term demand.

- Engagement in supply-restricted, high-barrier markets, characterized by a slow approval process and limited developable land.

- Investment in premium new construction spaces, ensuring diverse tenant bases and minimizing re-tenanting costs.

- Dedication to superior in-house construction quality.

- Exploration of locally sourced opportunities with privileged access to off-market or lightly marketed development prospects.

<u>Why the Midwest?</u>

Our strategic focus on Indianapolis, IN, Cincinnati, OH, and surrounding cities stems from their status as among the nation's largest, fastest growing, and most sought-after real estate markets. These regions consistently exhibit low vacancy rates and high rental rates compared to national averages. Our deep understanding of the local dynamics, rooted in our management team's home base, positions us uniquely to navigate the intricacies of this dynamic market.

<u>Past Projects and Experience of Affiliate, Paradigm Construction and Development, LLC:</u>

3903 & 3909 Winthrop Ave., Indianapolis, IN 46205



- 4 Unit Homes (8 units total)
- Efficiently oversaw the development of a student housing model tailored to a local university, ensuring a seamless end-to-end process from land acquisition to long-term property management.

2406 Carrolton Ave., Indianapolis, IN 46205



- 4-Level Single Family Home with Rooftop Party Deck and Accessory Dwelling Unit
- Successfully managed ground-up construction for a multi-generational living or income generation property, with a focus on strategic exits and solid investor gains.

4302 Winthrop Ave., Indianapolis, IN 46205 & 2110 N Dexter Ave. Indianapolis, IN 46202

- Simultaneous ground-up construction of two single-family homes, showcasing expertise in sourcing lots, handling variance work, and strategic planning for profitable sales.

3500 Michigan Ave., Cincinnati, OH 45208





- Mixed-Use Retail (3 tenants) and Luxury Condominiums (15 units)
- Led the comprehensive development of a high-end mixed-use project in Hyde Park Square, Cincinnati, showcasing successful competitive bidding, permitting navigation, and securing long- term investments.
- Despite the challenges of the 2008 recession, the project has maintained luxury living standards and offers a testament to our resilience in the face of adversity.



<u>Investment / Capital Needed: Reg. CF and Reg. D Offering</u>

Paradigm Development Fund I is set to launch dual offerings, comprising a Reg. CF offering and a simultaneous Reg. D offering, each with a cap of $5,000,000, resulting in a combined total equity raise of up to $10,000,000. Both offerings will grant equal ownership, and both offerings will provide enhanced Bonus Units based on the investment commitment level. The Bonus Unit program for the Reg. CF offering is described below.

The Reg. CF offering permits general solicitation, allowing the company to market the opportunity across all social media channels, email, public advertising, and other SEC and FINRA-compliant avenues.

Investors can participate with a minimum investment of $1,000, and the fund is structured for a 4-year planned liquidation and winding down period.

Details for the Reg. CF offering include:

- Class A Units
- 7% Preferred Return (cumulative, non-compounding)
- Waterfall structure with 7%+ annual IRR (70% Investors / 30% Manager)[1]
- Bonus Units

[1] The Manager will have the authority and discretion to enter into personal loan guarantor agreements with one or more individuals or entities to secure debt financing for the Company's real estate acquisitions, development, and construction projects ("Loan Guarantor Agreements"). The Loan Guarantor Agreements may require the Company to compensate the guarantor in a manner that may reduce the waterfall distributions received by Investors. (See the description of fees in the LLC Operating Agreement.)

Bonus Unit Program

All Investors will be eligible to receive the number of Class A Bonus Units corresponding to the increments described in the following table. The maximum number of Class A Bonus Units that may be issued is 6,250.

Class A Units Purchased (Range)	Investment Amount (Range)	Class A Bonus Units Received
50-99	$5,000 - $9,900	2
100-149	$10,000 - $14,900	5
150-199	$15,000 - $19,900	10
200-299	$20,000 - $29,900	20
300-399	$30,000 - $39,900	35
400 and above	$40,000 and above	50

The effective price per Class A Unit equals the Investment Amount divided by the sum of the Class A Units Purchased and the Class A Bonus Units Received.

For illustration purposes:

- An Investor purchasing 75 Class A Units for an investment of $7,500 shall receive a combined total of 77 Class A Units consisting of the 75 Class A Units that were purchased and 2 Class A Bonus Units, for an effective price per unit of **$97.40** ($7,500.00 divided by 77 Class A Units).

- An Investor purchasing 350 Class A Units for an investment of $35,000 shall receive a combined total of 385 Class A Units consisting of 350 Class A Units that were purchased and 35 Class A Bonus Units, for an effective price per unit of **$77.92** ($30,000.00 divided by 385 Class A Units).

Separate Regulation D Offering

Simultaneously, Paradigm will conduct a concurrent offering pursuant to Rule 506(c) of Regulation D, with a minimum offering amount of $500,000 and a cap of $5,000,000, exclusively available to accredited individual investors and qualified institutions. This offering prohibits general solicitation and follows Know Your Client (KYC) guidelines. The minimum investment for the Reg. D offering is $50,000, and it also has a planned 4-year liquidation and winding down period. Notwithstanding the foregoing, liquidation for the Reg. D offering will be project-specific, and the completion of some projects may result in an earlier exit for Reg. D investors than the 4-year period described above.

FINANCIAL PLAN: Proforma Forecasts

Paradigm strategically targets specific microsites and locations, concentrating on Indianapolis, Cincinnati, and other handpicked cities in the Midwest. The emphasis is on properties slightly under the conventional radar. Paradigm Development Fund I, LLC is designed to derive revenue exclusively from developed projects, with a significant portion of mixed-use and residential units intended for sale, while a small fraction may be retained for leasing opportunities.

The financial strategy centers on acquiring, developing, and executing two or more projects annually, each with a project cycle spanning 10 to 12 months. To secure commitment, the company will request upfront non-refundable deposits from buyers, and will aim for a 60%-70% pre-sales target. Completion of 100% of sales before the project concludes is a key objective (although such an outcome is not guaranteed). This comprehensive approach positions Paradigm for sustained success in its pursuit of unique and off-the-beaten-path opportunities in the real estate market.

Project 1: *Clustered duplex homes in Indianapolis Neighborhood*





- ***5 Duplexes***: *Evanston Avenue & Norwaldo Avenue, Indianapolis, IN 46205*
- ***Project Start / Duration:*** *May 2024 start + 12 months*
- ***Project Type***: *Duplex resident units*
- ***Land Size:*** *~4,800 sqft per lot*
- ***Total Residential Units***: *10 Units (Two bedroom / Two bath)*
- ***Average Unit Size:*** *1,000 sf*
- ***Estimated Residential Unit Sales Pricing***: *$225,000 to $249,000*



Project 2:   Harrison, Ohio -- *Duplex & Triplex Residences and Community Center*



- ***70 to 80 Single-Story Duplex and Triplex Units***: *Cornerbrook Rd, Harrison, Ohio 45030*
- ***Community Center***: *(i.e. Clubhouse and Community Center for all residents in residential community)*
- ***Project Start / Duration***: *November 2024 / 18 to 24 months until project completion*
- ***Project Type***: *Single-Story Duplex and Triplex Units*
- ***Land Size***: *13.13 acres*
- *Total Residential Units: 70-80 Units (Two bedroom / Two bath)*
- ***Community Center***: *Sold as separate parcel to third-party owners, operator and service provider. Additional resident*





assistants (RA's) living on-site.
- *Average Unit Size: 900 to 1,200 + sq. ft.*
- *Estimated Residential Unit Sales Pricing: $148,000 to $342,000+*
- *Parcel ID's: 561-0015-0092-00 and 561-0015-0546-00*

Other Projects: *Paradigm is currently analyzing multiple other sites and projects*

RISK FACTORS

The Company commenced preliminary business development operations on December 14, 2023 and is organized as a limited liability company under the laws of the State of Wyoming. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the acquisition of real estate, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future.

There can be no assurances that the Company will operate profitably. An investment in the Class A Units involves a number of risks including the risk of complete loss of the investment. Investors should carefully consider the following risks and other information in this Offering Circular before purchasing Class A Units. Without limiting the generality of the foregoing, Investors should consider, among other things, the following risk factors:

Inadequacy Of Proceeds

Gross offering proceeds up to $5 million may be realized through this Regulation CF offering (the "Proceeds"), combined with another $5 million that may be realized through the concurrent Regulation D offering. Management believes that such Proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of its business plans. It is the intention of the Company to acquire third-party financing of the Projects whether or not the Maximum Offering of $5 million is raised. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement its business plans.

Dependence On Management

In the early stages of development, the Company's business will be significantly dependent on the Company's Manager, Paradigm Real Estate Management, LLC and more specifically, on the Managers of the Manager: Ted Karras, Zach Douglas, Rick Michaelis, and Dave Leurck. The loss of any of these individuals could have a material adverse effect on the Company.

Risks Associated With Expansion

The Company plans on expanding its business through the acquisition and development of real estate. Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, the Investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's real estate assets. The Company has no control over these changes.

Possible Fluctuations In Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks Of Borrowing

The Company intends to incur indebtedness from third-party lenders. This means that a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Units of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles To Execution Of The Business Plan

The Company's business plans may change. Some of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's Manager and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion As To Use Of Proceeds

The net Proceeds from this Offering will be used for the purposes described under the "Use of Proceeds" section. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net Proceeds of this Offering. Investors in the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management

The Company's Manager has control of the day-to-day activities of the Company.

The Class A Units will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Class A Units may be tradable under federal securities law after one year, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Class A Units. Because the Class A Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Class A Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A Units may also adversely affect the price that you might be able to obtain for the Class A Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Class A Units for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Class A Units and we have arbitrarily set the terms for the Class A Units offered.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Class A Units with reference to the general status of the securities market and other relevant factors. The Offering price for the Class A Units should not be considered an indication of the actual value of the Class A Units and is not based on our net worth or prior earnings. We cannot guarantee that the Class A Units can be resold at the Offering price or at any other price. Investors purchasing the Class A Units will have limited rights..

No Current Market For Class A Units

There is no current market for the Class A Units offered in this Offering and no market is expected to develop in the near future.

Offering Price

The price of the Class A Units offered has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears no relationship to the assets, net worth, or any other objective criteria of value applicable to the Company. There is a risk that the price of the Class A Units may be set higher than the actual value of the Company.

Compliance With Securities Laws

The Class A Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Class A Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Class A Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Projections: Forward Looking Information

The Manager has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon factors influencing the business of the Company. The projections are based on the Manager's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants. These projections are based on several assumptions, set forth therein, which the Manager believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond the Manager's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature.

In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While the Manager believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

The Company's Success Will Depend Upon the Acquisition and Development of Real Estate, and the Company May be Unable to Consummate Acquisitions or Dispositions on Advantageous Terms, and the Acquired Properties May Not Perform as the Company Expects

The Company intends to acquire, develop, and sell real estate assets. The acquisition of real estate entails various risks, including the risks that the Company's real estate assets may not perform as they expect, that the Company may be unable to quickly and efficiently integrate assets into its existing operations and that the Company's cost estimates may prove inaccurate.

Reliance on Manager to Select Appropriate Properties

The Company's ability to achieve its investment objectives is dependent upon the performance of the Manager's team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Class A Units offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Units must rely entirely on the management ability of and the oversight of the Company's Manager and the Managers of the Manager.

Competition May Increase Costs

The Company will experience competition from other developers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and decreasing the sales price or lease rates of real estate assets.

Delays in Acquisition of Properties

Delays Manager may encounter in the selection and acquisition of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property

Under various Federal, State, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Manager's Discretion in the Future Disposition of Properties

The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure the Investor that it will be able to sell Company properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real Estate Investments are Not as Liquid as Other Types of Assets, Which May Reduce Economic Returns to Investors

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit the Company's ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, the Company's ability at any time to sell assets or contribute assets to property funds or other entities in which the Company has an ownership interest may be restricted. This lack of liquidity may limit the Company's ability to vary its portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect the Company's financial condition, results of operations, and cash flows.

The Company May be Unable to Sell a Property If /When it Decides to Do So, Including as a Result of Uncertain Market Conditions, Which Could Adversely Affect the Return on an Investment in the Company

The Company's ability to dispose of properties on advantageous terms depends on factors beyond the Company's control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties the Company acquires. The Company cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties the Company acquires and develops, it cannot assure its Members that the Company will be able to sell such properties at a profit in the future. Accordingly, the extent to which the Company's Members will receive cash distributions and realize potential appreciation on its real estate investments will be dependent upon fluctuating market conditions. Furthermore, the Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot assure its Members that it will have funds available to correct such defects or to make such improvements. In acquiring a property, the Company may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict the Company's ability to sell a property.

Illiquidity of Real Estate Investments Could Significantly Impede the Company's Ability to Respond to Adverse Changes in the Performance of the Portfolio Investments and Harm the Company's Financial Condition

Since real estate investments are relatively illiquid, the Company's ability to promptly sell acquired assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in, or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The Terms of New or Renewal Leases May Result in a Reduction in Income

Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, the Company's rental income might suffer a significant reduction. Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Members may receive distributions and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

The Company May Be Unable to Lease Rental Properties

If the rental rates for properties decrease or the Company is not able to release a significant portion of available and soon-to-be-available space, its financial condition, results of operations, cash flow, the market value of interests and ability to satisfy debt obligations and to make distributions to Investors could be adversely affected.

The Property Acquired by the Company May Have Liabilities or Other Problems

The Company intends to perform appropriate due diligence for each property or other real estate related investments it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make distributions to Investors.

The Company's Investments May be Subject to Risks From the Use of Borrowed Funds

The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term.

At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured Losses Relating to Real Property May Adversely Affect an Investor's Return

The Manager will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition For Investments May Increase Costs And Reduce Returns

The Company will experience competition for real property investments from individuals, corporations, and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in distributions it may be able to make to Investors.

Risks of Real Property Ownership that Could Affect the Marketability and Profitability of the Properties

There is no assurance that the Company's owned real properties will be profitable or that cash from operations will be available for distribution to the Investors. Because real property, like many other types of long-term investments, historically has experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of real property interests. The marketability and value of real property will depend upon many factors beyond the control of the Company, including (without limitation):

- Changes in general or local economic conditions;
- Changes in supply or demand of competing real property in an area (e.g., as a result of over-building);
- Changes in interest rates;
- The promulgation and enforcement of governmental regulations relating to land use and zoning restrictions, environmental protection and occupational safety;
- Condemnation and other taking of property by the government;
- Unavailability of mortgage funds that may increase borrowing costs and/or render the sale of a real property difficult;
- Unexpected environmental conditions; the financial condition of tenants, ground lessees, ground lessors, buyers and sellers of real property;
- Changes in real estate taxes and any other operating expenses;
- Energy and supply shortages and resulting increases in operating costs or the costs of materials and construction;
- Various uninsured, underinsurance or uninsurable risks (such as losses from terrorist acts), including risks for which insurance is unavailable at reasonable rates or with reasonable deductibles; and imposition of rent controls.

Environmental Regulation and Issues, Certain of Which the Company May Have No Control Over, May Adversely Impact the Company's Business

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Project may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property.

Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Terrorist Attacks or Other Acts of Violence or War May Affect the Industry in Which the Company Operates, its Operations, and its Profitability

Terrorist attacks may harm the Company's results of operations and an Investor's investment. There can be no assurance that there will not be more terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly or indirectly impact the value of the property the Company owns or that secure its loans. Losses resulting from these types of events may be uninsurable or not insurable to the full extent of the loss suffered. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They could also result in economic uncertainty in the United States or abroad. Adverse economic conditions resulting from terrorist activities could reduce demand for space in the Company's properties due to the adverse effect on the economy and thereby reduce the value of the Company's properties.

The Company Will be Subject to Risks Related to the Geographic Location of the Property it Acquires

The Company intends to acquire, develop, and sell real estate assets in the Midwestern United States, including Indiana and Ohio. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

Unforeseen Changes

While the Company has enumerated certain material risk factors herein, it is impossible to know all risks which may arise in the future. In particular, Investors may be negatively affected by changes in any of the following: (i) laws, rules, and regulations; (ii) regional, national, and/or global economic factors and/or real estate trends; (iii) the capacity, circumstances, and relationships of partners of Affiliates, the Company or the Manager; (iv) general changes in financial or capital markets, including (without limitations) changes in interest rates, investment demand, valuations, or prevailing equity or bond market conditions; or (v) the presence, availability, or discontinuation of real estate and/or housing incentives.

Potential Conflicts of Interest

Managers of the Manager of the Company are also owners and managers of the company that will develop and manage the Company's real estate assets, and the general contractor that will be managing construction on the Company's assets. These individuals are permitted to devote their time to these Affiliates to the detriment of the Company if deemed reasonable or necessary by the Manager.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact demand for the Company's services. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses.

Properties invested in by the Company that may not comply with the Americans with Disabilities Act and other changes in governmental rules and regulations could have adverse consequences to the Company's profitability.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public properties are required to meet certain federal requirements related to access and use by disabled persons. Properties acquired by the Company or in which it makes a property investment may not be in compliance with the ADA. If a property is not in compliance with the ADA, then the Company may be required to make modifications to such property to bring it into compliance, or face the possibility of imposition, or an award, of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use or operation of the properties, including changes to building, fire and life-safety codes, may occur which could have adverse consequences to the Company.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law or the Company's LLC operating agreement.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law or the Company's LLC operating agreement. Other security holders of the Company may have greater rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There may be state law restrictions on an Investor's ability to sell the Class A Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Class A Units have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Class A Units. Neither the Offering nor the Class A Units have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Class A Units will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law after one year, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Class A Units. Because the Class A Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, Class A Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A

Units may also adversely affect the price that you might be able to obtain for the Class A Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Class A Units for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the terms for the Notes offered.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Class A Units with reference to the general status of the securities market and other relevant factors. The Offering price for the Class A Units should not be considered an indication of the actual value of the Class A Units and is not based on our net worth or prior earnings. We cannot guarantee that the Class A Units can be resold at the Offering price or at any other price. Investors purchasing the Class A Units will have limited rights.

All of the Voting Rights for the Company is owned by the Manager.

The Manager holds one hundred percent (100%) of the Voting Rights of the Company, as defined in the Company's LLC Operating Agreement. As a result, the Manager will exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Manager will hold Class B Units which are different from the Class A Units sold through this Offering. The concentration of Voting Rights could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Manager could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

The following description summarizes the most important terms of the Company's Units. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Articles of Organization and the Operating Agreement. For a complete description of the Company's Units, you should refer to the Operating Agreement. As of May 1, 2024, the outstanding Units consisted of 50,000 Class B Units.

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Paradigm Real Estate Management, LLC	Class B Units	50,000	100%	100%

2204 Duke St.
Indianapolis, IN 46205
317-674-5031
office@buildwithparadigm.com
www.buildwithparadigm.com

Paradigm (Organizational Chart &Ownership)



MANAGING MEMBER
Drews Financial Advisory, LLC
(Ohio LLC)
25% Owner
David Leurck

MANAGING MEMBER
Prestige Investments, LLC
(Indiana LLC)
25% Owner
Zachary Douglas

MANAGING MEMBER
Black Walnut Consulting, LLC
(Indiana LLC)
25% Owner
Richard Michaelis, Jr.

MANAGING MEMBER
Championship Ventures, LLC
(Indiana LLC)
25% Owner
Theodore J. Karras

AFFILIATE
Paradigm Construction & Development, LLC
(Indiana LLC)

MANAGER
Paradigm Real Estate Management, LLC
(Wyoming LLC)
Manager,
Paradigm Development Fund I, LLC

AFFILIATE
Overtime Property Management, LLC
(Indiana LLC)

Paradigm Development Fund I, LLC
(Wyoming LLC)

1. Reg. CF Offering of up to $5,000,000
2. Reg. D Offering of up to $5,000,000
   * Class A Units (Reg. CF Investors)
   * Class B Units (Manager)
   * Class C Units (Reg. D Investors)

Special Purpose Entity (SPE)

Each Paradigm residential / mixed-use project(s) will have an SPE that will purchase & hold title to the land, buildings and other assets of the property(s) for development / sales.
(Reg. CF and Reg. D funds will be Pari-Passu based on available capital.)

THE OFFERING AND SECURITIES

Paradigm Development Fund I, LLC ("Paradigm," the "Company," "we," "us," or "our"), is offering an amount of $500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class A Units on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by May 15, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

This funding will allow the Company to acquire, develop, build, and manage mixed-use and affordable residential real estate properties. The individuals, communities, and organizations we serve, include individuals with intellectual and developmental disabilities, their respective families and other neurotypical individuals/couples (ideally Age 55+).

Paradigm is a social enterprise company focused on developing inclusive residential housing communities for people with intellectual and developmental disabilities (IDD). Through our Company and our socially responsible investment (SRI) platform, we are building integrated living communities that offer inclusive housing opportunities at affordable prices.

The minimum investment per Investor is $1,000 for ten (10) Class A Units for this Offering.

Outstanding Membership Interests

The Company has three (3) classes of units of membership interests: Class A Units, Class B Units, and Class C Units, and the holders of such units are referred to in the LLC Operating Agreement as Class A Members, Class B Members, and Class C Members, respectively. Prior to this Offering pursuant to Regulation CF, and prior to the concurrent offering pursuant to Regulation D, the outstanding membership interests in the Company are limited to 60,000 Class B Units, which are held by the Manager. The Company has authorized but not issued 70,000 Class A Units (Reg. CF) and 70,000 Class C Units (Reg. D).

Voting Rights

As the sole owner of all (100%) of the Class B Units, the Class B Member(s) posess all (100%) of the Voting Rights in the Company. In contrast, the Class A Members and Class C Members, together or individually, do not have any Voting Rights.

Distribution Rights

Class A Members and Class C Members shall be eligible to receive a non-compounding, cumulative, preferred return of seven percent (7%) per annum (the "Preferred Return").

<u>Regular Distributions</u>

Pursuant to Section 5.2 of the LLC Operating Agreement, if the Manager determines that the Company's cash on hand exceeds its current anticipated needs, it shall make distributions to the Members as follows:

- First, to the Class A Members and Class C Members as a group, pro rata based upon each Member's relative economic interests to the extent and in proportion with their adjusted capital account until the Preferred Return to all Class A Members and Class C Members has been paid current; and
- Then, seventy percent (70%) to the Class A Members and Class C Members, as a group, pro rata based upon each Member's relative economic interests, and the balance (30%) to the Class B Members.[1]

[1] The Manager will have the authority and discretion to enter into personal loan guarantor agreements with one or more individuals or entities to secure debt financing for the Company's real estate acquisitions, development, and construction projects ("Loan Guarantor Agreements"). The Loan Guarantor Agreements may require the Company to compensate the guarantor in a manner that may reduce the waterfall distributions received by Investors. Specifically, compensation to the guarantor may come in one or more of the following forms: (i) "soft costs" in a Project budget; (ii) up to fifteen percent (15%) of the planned waterfall distributions to be split pro rata between Class A, Class B, and Class C Members of the Company; (iii) derived from Class B Member's (Manager) 30% waterfall allocation (with no pro rata split with Class A and Class C Members); and/or (iv) a portion of the Development Fee received by Manager.

<u>Distributions Upon Liquidation of a Special Purpose Entity for Class C Members Only</u>.

Upon the sale of at least eighty percent (80%) of the assets held by a Special Purpose Entity (except for a dissolution event pursuant to Section 12.2 of the LLC Operating Agreement), the Managers shall, upon the written request by a Class C Member, cause the Company to distribute to such Class C Member an amount equal to their unrecovered capital contribution and any accrued but unpaid Preferred Return owed to such Class C Member ("Class C SPE Redemption"), provided however that such distribution(s) shall only be required if, in the Manager's good faith opinion, that the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve ("Available SPE Redemption Capital"). Notwithstanding the foregoing, in the event that the Available SPE Redemption Capital is less than the combined amounts owed under all such Class C SPE Redemption requests, the Available SPE Redemption Capital shall be distributed to such requesting Class C Members in proportion to the portion of respective unrecovered capital contribution of each which has not been repaid. Upon payment of all amounts owed to a Class C Member pursuant to a Class C SPE Redemption request, such Class C Member shall cease to be a Member of the Company.

Distributions Upon Liquidation and Dissolution of the Company

Upon liquidation and dissolution of the Company, the Company shall sell or otherwise dispose of the assets owned by the Company, either directly or indirectly via a Special Purpose Entity. After other obligations of the Company have been satisfied distributions shall be made in the following manner and order or priority:

- First, (after closing costs and fees associated with the liquidation), to the Class A Members and Class C Members as a group, pro rata based upon each Member's relative Economic Interests to the extent and in proportion with their adjusted capital account until the Preferred Return to all Class A Members and Class C Members has been paid current;
- Second, to the Class A Members and Class C Members in proportion to the portion of respective unrecovered capital contribution of each which has not been repaid and until each Member's capital contribution has been repaid in full; and
- Third, seventy percent (70%) to the Class A Members and Class C Members, as a group, pro rata based upon each Member's relative Economic Interests, and the balance (30%) to the Class B Members.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

Please review the Company's LLC Operating Agreement for a complete description of all material terms associated with the Class A Units.

Related Person Transactions

None.

Conflicts of Interest

The following affiliated companies ("Affiliates") share common ownership in whole or in part with the Manager of the Company.

- The Manager, Paradigm Real Estate Management, LLC will receive various fees as compensation from the Company, as further described below.
- Paradigm Construction and Management, LLC will be engaged to the construction of the Projects.
- Overtime Property Management, LLC will serve as the Properties Manager for the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☐ Yes ☒ No

The Company has engaged in early-stage business development operations since inception.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

Overview

Paradigm Development Fund I, LLC is a newly organized Wyoming limited liability company that intends to acquire, develop, build/renovate and manage a diverse portfolio of mixed-use and affordable residential real estate assets. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to our investors. We intend to allocate a majority of our portfolio to investments in affordable (inclusive) residential housing for ID/D individuals and smaller amount of our portfolio to other real estate-related investments such as mixed-use commercial properties, Age 55+ residences and multifamily apartments. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forgo a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our Manager presents us with good investment opportunities that allow us to meet our portfolio composition may vary from what we initially expect. As of February 07, 2024, we have commenced real estate operations and have begun to identify specific mixed-use and residential real estate properties in Indianapolis, IN and Cincinnati, OH, of which, we may acquire through the Company, an affiliate third-party investor or a special purpose entity (SPE).

Paradigm Real Estate Management, LLC is our Manager. As our Manager, Paradigm Real Estate Management, LLC will manage our day-to-day operations and our portfolio of real estate assets. Paradigm Real Estate Management, LLC will make recommendations and decisions for the investors and Company. A majority of the Managing Members of the Manager, will approve our Properties and real estate-related investments. Paradigm Real Estate Management, LLC will also provide – acquisition, development, asset-management, marketing, investor-relations, disposition, sales and other administrative services on our behalf. Third-party affiliate companies will provide construction management, property management and HOA / Condominium Association management services.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our private placement offering to conduct our proposed operations. We will obtain the capital required to purchase properties and other investments and conduct our operations from the proceeds of our private placement offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of February 25, 2024, we have not made any investments in real estate or otherwise, and our total assets of $50,000 consist of $25,000 of cash and $25,000 of prepaid expenses paid by the Manager for all pre-development and other expenses.

We will not issue any Class A Units in the Reg. CF offering unless we raise a minimum of $500,000 in gross offering proceeds from investors who are not affiliated with us or the Manager. If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments and acquisitions resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain pre-development and due diligence expenses, regardless of whether we are able to raise substantial funds in our Reg. CF offering and the separate Special Purpose Entity (SPE) and Reg. D offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties, as we expect the vast majority of the properties and development projects will result in "for sale" residential units and/or commercial mixed-use space once completed and transitioning to HOA / Condominium Association management. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations or net cash proceeds from the sale of properties.

We currently have no outstanding debt. Once we have fully invested the proceeds of our private placement offering, we expect our debt financing to be up to 70% loan-to-cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our operating agreement does not limit us from incurring debt until our borrowings exceed 70% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, though we may exceed this limit under certain circumstances.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to the Manager and the dealer manager. During our organization and offering stage, these payments may include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer. During our acquisition and development stage, we expect to make payments to Paradigm Real Estate Management, LLC (Manager) in connection with the selection and origination or purchase of real estate investments, the management of our assets and costs incurred by our Manager in providing services to the Company.

Results of Operations

Our results of operations as of March 1, 2024 are not indicative of those expected in future periods as we were in our organizational stage and had not commenced real estate operations. During the period from inception (December 14, 2023) to March 1, 2024, we had been formed but had not yet commenced operations, as we had not yet begun our private placement offering. As a result, we had no material results of operations for that period. We expect the SEC to declare the registration statement for our Reg. CF private placement offering to be effective sometime at the end of the 1st quarter of 2024 or early part of the 2nd quarter 2024. We have retained Rialto Markets, LLC, to serve as the dealer manager of the offering.

For the initial months of operation up to March 1, 2024, the Company will have minimal cash accounts and minimal pre-paid expenses for all real estate due diligence, architectural services and legal work incurred in connection with the commencement of our Company and operations. These general and administrative costs consisted primarily of company organization, legal, SEC filing services, broker dealer, pre-development, due diligence fees and other professional fees. We expect general and administrative costs to increase in the future based on a full year of operations as well as increased activity as we make real estate investments.

Our organization and offering costs are initially being paid by the Manager, Paradigm Real Estate Management, LLC, on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with our private placement offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the Manager for the pre-development fees, salaries of its employees and other costs in connection with preparing supplemental sales materials; and (v) the cost of educational conferences held by us (including the travel, meal and lodging costs, etc.).

Pursuant to the Manager agreement and the dealer manager agreement, we are obligated to reimburse the Manager, the dealer manager or their affiliates, as applicable, for organization and offering costs associated with our private placement offering, provided that the Manager is obligated to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs exceed 10% of our gross offering proceeds. In the event we do not raise the minimum offering amount of $500,000 by June 15, 2025, we will terminate our private placement offering and have no obligation to reimburse the Manager, the dealer manager or their affiliates for any organization and offering costs. Our Manager and its affiliates have incurred on the Company's behalf organization and offering costs of approximately $30,000 through March 15, 2024 and have allocated an additional $20,000 to capitalize the Company. These costs are not recorded in our financial statements because such costs are not a liability to us until we sell the minimum number of shares, and such costs will only become a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 10% of the gross proceeds of the offering.

Real Estate Market

The United States commercial real estate investment and leasing markets continue to be highly competitive. We actively compete with many other entities engaged in the acquisition and operation of mixed-use and affordable residential real estate properties. As such, we compete for a limited supply of properties that meet our investment criteria. The renewed interest in real estate investments as an asset class over the past several years has increased the capital available for the acquisition of commercial real estate. Investors include large institutional investors, pension funds, REITs, insurance companies, as well as multifamily, condominium and single-family home builders. These entities may have greater financial resources than we do. This increased competition may limit the number of suitable properties available to us and result in higher pricing, lower yields and an increased cost of funds. The above factors could also result in delays in the investment of proceeds from our private placement offering.

Real Estate Finance Market

Recent events in the residential mortgage market may impact the commercial mortgage market as well as the market for debt related real estate-related investments generally. Credit spreads on commercial mortgages (i.e., the interest rate spread overall given benchmarks such as LIBOR or U.S. Treasury securities) are significantly influenced by: (i) supply and demand for such mortgage loans and (ii) capital markets execution for the sale or financing of such commercial mortgage assets. In the case of the former, the number of potential lenders in the marketplace and the amount of funds they are willing to devote to commercial mortgage assets will impact credit spreads. As liquidity or "demand" increases, spreads on equivalent commercial mortgage loans will decrease. Conversely, a lack of liquidity will result in credit spreads increasing. During periods of volatility, the number of lenders participating in the market may change at an accelerated pace. Further, many lenders are subject to the capital markets in order to finance their portfolio of commercial loans. Lenders are forced to increase the credit spread at which they are willing to lend as liquidity in the capital markets decreases. As the market tightens, many lenders have requested additional collateral or repayments with respect to their loans in order to maintain margins that are acceptable to them.

For existing loans, when credit spreads widen, the fair value of these existing loans decrease in market price. If a lender were to originate a similar loan today, such loan would carry a greater credit spread than the existing loan. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the fair value of the loan may be negatively impacted by the incremental interest forgone from the widened credit spread. Accordingly, when a lender wishes to sell the loan in a whole loan transaction, a commercial mortgage-backed securities issuance, finance the loan under a warehouse facility, or pledge the loan in a commercial real estate collateralized debt obligation financing, the reduced fair value of the loan will impact the total proceeds that the lender will receive.

Recently, concerns pertaining to the deterioration of the residential mortgage market have expanded to almost all areas of the debt capital markets including corporate bonds, asset-based securities and commercial real estate finance. This has resulted in a general reduction of liquidity in the commercial real estate sector. It has also caused a significant widening of the credit spreads on both commercial mortgage-backed securities and commercial real estate collateralized debt obligations in recent months. We can not foresee when these markets will stabilize.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets – Depreciation

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease

Real Estate Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, we will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the Properties valued with existing in-place leases adjusted to market rental rates and (ii) the Properties valued as if vacant. Management's estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each Properties as a result of our preacquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets will require us to estimate market lease rates, Properties operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the Properties will be held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocation, which would impact the amount of our net income.

Valuation of Real Estate Assets

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we will assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets' future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

Revenue Recognition

All though a majority of our residential units will be offered for sale, the Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. We will record Properties operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We will make estimates of the collectability of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We will recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate ("SFAS 66"). The specific timing of a sale will be measured against various criteria in SFAS 66 related to the terms of the transaction and any continuing involvement associated with the Properties. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the Properties by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Acquisition Fee

The Company may pay the Manager an Acquisition Fee equal to 1% of all Properties acquired on the Company's behalf. The Manager shall oversee the entire acquisition process of the Company, the due diligence, purchase and sale agreement, financing and development plan for each respective property. The Acquisition Fees can be accrued.

Asset Management

The Company may pay the Manager an annual Asset Management Fee equal to 1% of the Company's total assets being managed and the Company's gross real estate sales. The Manager shall oversee the entire operations of the Company, the work of the Properties Manager (an affiliate of the Company) as well as matters such as development, refinancing, rehabilitation, and general asset management on behalf of the Members of the Company. The management fees can be accrued.

Development Fee

The Manager shall also receive a Development Fee of 6% of the total development cost of each project or Properties, and any incurred pre-development expenses. The Development Fee will be paid out on each project and property that is acquired and the development planning or construction phase(s) are under way. The Development Fee will be paid monthly through the final month of completion, certificate of occupancy and all mixed-use and residential units are sold or placed into operations.

Construction Management Fee

A third-party and affiliate of the Company shall also receive a Construction Fee of 6% of the total construction (hard) costs of each project or Properties, and any incurred pre-construction expenses. The Manager shall coordinate the Construction Management Agreement and contract for the Company on each project and/or property. The Construction Management Fee will be paid monthly through the final month of completion, certificate of occupancy and all mixed-use and residential units are sold or placed into operations.

Properties Management Services

A Properties Management Fee of up to 4.5% of gross monthly receipts of the Company may be made payable to a designated Properties manager or other third parties. Currently, Paradigm Property Management, LLC ("Properties Manager") will serve as the Properties Manager. The Properties Manager shall manage any rehabilitation, rents, accounting, HOA / Condo Association, and other day-to-day operations of the Company. The Company and its Manager reserve the right to terminate the property management company agreement for non-performance at the Manager's sole discretion. The Manager and Sponsors believe having Paradigm Property Management, LLC provides the best property management services to the Company is in the best interest of the Company.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Pre-Development Costs / Due Diligence	4.0%	$20,000	4.5%	$225,000
Architecture	3.0%	$15,000	2.0%	$100,000
Earnest Money Deposits	3.0%	$15,000	1.5%	$75,000
Land Costs	16.0%	$80,000	14.0%	$700,000
Site & Civil	6.0%	$30,000	4.0%	$200,000
Hard Costs	52.0%	$260,000	60.0%	$3,000,000
Soft Costs	12.0%	$60,000	12.0%	$600,000
General Administrative	2.0%	$10,000	1.0%	$50,000
Asset Management	2.0%	$10,000	1.0%	$50,000
Total	**100%**	**$500,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

Financial Statements and Report of
Independent Certified Public Accountants

PARADIGM DEVELOPMENT FUND I, LLC

December 31, 2023

PARADIGM DEVELOPMENT FUND I, LLC

Table of Contents



ASSURANCE DIMENSIONS

Independent Auditor's Report

To the Members of

Paradigm Development Fund I, LLC

Opinion

We have audited the accompanying financial statements of **Paradigm Development Fund I, LLC** (the "Company"), which comprise the balance sheets as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flow for the period from December 15, 2023 (inception) to December 31. 2023 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flow for the period from December 15, 2023 (inception) to December 31. 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

May 9, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

PARADIGM DEVELOPMENT FUND I, LLC

Balance Sheet

As of December 31, 2023

ASSETS	
Current Assets	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' DEFICIT	
Current Liabilities	
Accounts Payable	$ -
Total Current Liabilities	-
Equity	
Equity - Paradigm Real Estate Management, LLC	8,629
Retained Earnings	(8,629)
	(8,629)
TOTAL LIABILITIES AND EQUITY	$ (8,629)

The accompanying notes are an integral part of this financial statement.

PARADIGM DEVELOPMENT FUND I, LLC
Statement of Operations
For the period from December 15, 2023 to December 31, 2023

REVENUE	$	-
EXPENSES		
Startup Costs		8,629
Total operating expenses		8,629
LOSS FROM OPERATIONS		(8,629)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(8,629)

The accompanying notes are an integral part of this financial statement.

PARADIGM DEVELOPMENT FUND I, LLC
Statement of Members' Deficit
For period from December 15, 2023 to December 31, 2023

	Class B Units		Additional Paid	Accumulated	Total Members'
	Units	Amount	In Capital	Deficit	Deficit
December 15. 2023		$ -	$ -	$ -	$ -
Issuance of Class B Units	8,629	8,629	-	-	8,629
Net loss				(8,629)	(8,629)
December 31. 2023	8,629	$ 8,629	$ -	$ (8,629)	$ -

The accompanying notes are an integral part of this financial statement.

PARADIGM DEVELOPMENT FUND I, LLC

Statement of Cash Flows

For the period from December 15, 2023 to December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(8,629)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Increase (decrease) in cash resulting from changes in:		
Accounts payable		-
Net cash used by operating activities		(8,629)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class B Units		8,629
Net cash provided by financing activities		8,629
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

PARADIGM DEVELOPMENT FUND I, LLC

Notes to Financial Statements
December 31, 2023

Note A – Nature of Business and Organization

Paradigm Development Fund I, LLC (Paradigm or Company) is a residential / mixed-use real estate development company and business organized in the State of Wyoming as a limited liability company. Paradigm is focused on the development, construction, and investment of inclusive housing communities for individuals with intellectual and developmental disabilities (ID/D), along with other workforce housing and Age 55+ residents in the respective communities. The Company is currently focused on development projects in the Midwest, including – Indianapolis, IN, Cincinnati, OH and other select markets for inclusive housing.

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company with the consent of its members, has elected to be taxed as a partnership. In lieu of income taxes, the members of partnerships are taxed on their proportionate share of the Company's taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future real estate development projects, sales or leasing of residential and mixed-use units and obtaining capital and financing for all of the projects of the Company. While the Company believes in the viability of its ability to raise funds through its Reg. CF and Reg. D offerings, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note C – Member's Equity

Member's equity consists of Class A Units (Reg. CF investors), Class B Units (Manager) and Class C Units (Reg. D investors) of the Company. The Manager, Paradigm Real Estate Management, LLC is currently the only Class B Unitholder. At December 31, 2023 the Company had 8,629 Class B Units outstanding and issued to Paradigm Real Estate Management, LLC and one of the four Managing Members of the Manager (Drews Financial Advisory, LLC). The par value is $1.00 and 8,629 Class B Units are issued, authorized and outstanding as of December 31, 2023. Class B Units have 100% of all voting rights, conversions, and preemptive rights. The par value is $100.00 for all Class A and Class C Units and there are 70,000 Class A Units and 70,000 Class C Units authorized by the Company, as per the Operating Agreement. There are no Class A or Class C Units that are currently issued and outstanding as of December 31, 2023. The Class A and Class C Units have no voting rights, no conversions and preemptive rights.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note E – Subsequent Events

The Manager and Managing Members of the Manager have assessed subsequent events through May 09, 2024, the date on which the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY RIALTO MARKETS, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE INTERMEDIARY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Paradigm Development Fund I, LLC
        Attention: Investor Relations
        2204 Duke St.
        Indianapolis, IN 46205

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Units (the "Securities"), of **Paradigm Development Fund I, LLC,** a Wyoming limited liability company (the "Company"), at a purchase price of **$100.00** per Class A Unit (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Class A Units are as set forth in the Company's LLC operating agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 50,000 (the "Oversubscription Offering").   The Company may accept subscriptions until July 22, 2025 (the "Termination Date"). Providing that subscriptions for 5,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by East West Bank (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary

capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value.

The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF INDIANA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF THE SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE

ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Paradigm Development Fund I, LLC
> Attention: Investor Relations
> 2204 Duke St.
> Indianapolis, IN 46205
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the

(m)   Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(n)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

    (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

        (A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being

offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

> (i) With assets under management in excess of $5,000,000,

> (ii) That is not formed for the specific purpose of acquiring the securities offered, and

> (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

Subscriber Details		Subscriber eSignature Details	
Name		Signed By	
Social Security Number		Using IP Address	
Address 1		Signed Date & Time	
Address 2		Signature Adoption	
City		**Attestations**	
State/Prov		KYC Approved	
Postal/Zip Code		Using IP Address	
Country		Date & Time	
Phone Number		Payment Approved	
Email Address		Using IP Address	
IP Address		Date & Time	
Date & Time		Funds in Escrow	
Number of Shares		Date & Time	
Total Investment (At $1 per Share)			

Company Details		Company eSignature Details	
Company Name		Signed By	
Signature	_____	Using IP Address	
Name		Signed Date & Time	
Title		Signature Adoption	
This Subscription is accepted on (Date)			

EXHIBIT C: ARTICLES OF ORGANIZATION



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

<u>For Office Use Only</u>
WY Secretary of State
FILED: Dec 14 2023 9:17AM
Original ID: 2023-001375566

Limited Liability Company
Articles of Organization

I. **The name of the limited liability company is:**
PARADIGM DEVELOPMENT FUND I, LLC

II. **The name and physical address of the registered agent of the limited liability company is:**
REPUBLIC REGISTERED AGENT LLC
5830 E 2nd St Ste 7000
Casper, WY 82609

III. **The mailing address of the limited liability company is:**
5830 E 2ND ST, STE 7000 #12991
CASPER, WY 82609

IV. **The principal office address of the limited liability company is:**
5830 E 2ND ST, STE 7000 #12991
CASPER, WY 82609

V. **The organizer of the limited liability company is:**
INCFILE.COM LLC
17350 STATE HWY 249 #220, HOUSTON, TX, 77064

Signature: *LOVETTE DOBSON*   Date: **12/14/2023**

Print Name: **LOVETTE DOBSON**

Title: **ORGANIZER**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #: **(888) 462-3453**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*LOVETTE DOBSON*	Date: **12/14/2023**
Print Name:	**LOVETTE DOBSON**	
Title:	**ORGANIZER**	
Email:	**EFILE1234@INCFILE.COM**	
Daytime Phone #:	**(888) 462-3453**	

Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

REPUBLIC REGISTERED AGENT LLC, whose registered office is located at **5830 E 2nd St Ste 7000, Casper, WY 82609**, voluntarily consented to serve as the registered agent for **PARADIGM DEVELOPMENT FUND I, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *LOVETTE DOBSON* Date: **12/14/2023**

Print Name: **LOVETTE DOBSON**

Title: **ORGANIZER**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #: **(888) 462-3453**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

PARADIGM DEVELOPMENT FUND I, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **14th** day of **December, 2023** at **9:17 AM.**

Remainder intentionally left blank.



Filed Date: 12/14/2023

_____
Secretary of State

Filed Online By:

LOVETTE DOBSON

on 12/14/2023

EXHIBIT D: LLC OPERATING AGREEMENT

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT FOR
PARADIGM DEVELOPMENT FUND I, LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF
PARADIGM DEVELOPMENT FUND I, LLC
A Wyoming Limited Liability Company

This Second Amended and Restated LLC operating agreement of PARADIGM DEVELOPMENT FUND I, LLC, dated as of July 18, 2024 as may be amended from time to time (the "Operating Agreement"), amends and restates the most recent Amended and Restated Operating Agreement dated May 30, 2024 and is adopted by the Manager (as defined below) and executed and agreed to, for good and valuable consideration, by and among the Members (as defined below).

ARTICLE I: DEFINITIONS

1.1   **Definitions.** As used in this Operating Agreement, the following terms have the following meanings:

"*Act*" means the Wyoming Limited Liability Company Act and any successor statute, as amended from time to time (or any corresponding provisions of succeeding law).

"*Additional Capital Contributions*" has the meaning set forth in Section 4.2.

"*Adjusted Capital Account*" means, with respect to any Member, the Member's Capital Account balance, increased by the Member's share of Member Minimum Gain.

"*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year or other period, after giving effect to the following adjustments: (i) any amounts that such Member is, or is deemed to be, obligated to restore pursuant to Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, the penultimate sentence of Section 1.704-2(g)(1) of the Treasury Regulations, or the penultimate sentence of Section 1.704-2(i)(5) of the Treasury Regulations, shall be credited to such Capital Account; and (ii) the items described in Sections 1.704- 1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations shall be debited to such Capital Account. For these purposes, no Member who has an unconditional obligation to restore any deficit balance in his or its Capital Account in accordance with the requirements of Section 1.704-1(b)(2)(ii)(b)(3) of the Treasury Regulations shall have an Adjusted Capital Account Deficit. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

"*Affiliate*" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"*Articles*" has the meaning set forth in Section 2.1.

"*Average Annual Return ('AAR')*" means the calculation of investment returns divided by the number of performance periods, often using three-, five- and ten-year performance horizons, assuming a fresh engagement at the initiation of each period without compounded reinvestment of prior returns. Unlike a compounded return, the average annual return is a simple comparison of investment income (including cash and amortized interest income from fixed income instruments or dividend payments from equity products), realized and unrealized capital gains to the specific period of time over which those profits were generated, disregarding the compounding effect of reinvestment of cash profits and the time value of money.

"*Bankrupt*" means (i) a general assignment for the benefit of creditors; (ii) declaration of insolvency in any state insolvency proceeding; (iii) subject of an order for relief under Chapter 7 of the United States Bankruptcy Code, 11 U.S.C. §101 et seq., or successor statute (the "Bankruptcy Code"); (iv) voluntary debtor in a case under Chapter 11 of the Bankruptcy Code and fails to achieve confirmation of a plan of reorganization within 180 days; (v) involuntary debtor in a case under either Chapter 7 or 11 of the Bankruptcy Code and fails to achieve a dismissal of the case within 90 days, or, with respect to a Chapter 11 case in which an order for relief is entered prior to the expiration of 90 days, fails to achieve confirmation of a plan of reorganization within 180 days of the commencement of the involuntary case; or (vi) the appointment of a trustee, receiver or liquidator with respect to all or substantially all of his or its properties, and, where such appointment was contested, there has been a failure to vacate such appointment within 90 days of appointment.

"*Book Depreciation*" means for any asset for any fiscal year or other period an amount that bears the same ratio to the Gross Asset Value of that asset at the beginning of such fiscal year or other period as the federal income tax depreciation, amortization, or other cost recovery deduction allowable for that asset for such year or other period bears to the adjusted tax basis of that asset at the beginning of such year or other period. If the federal income tax depreciation, amortization, or other cost recovery deduction allowable for any asset for such year or other period is zero, the Book Depreciation for that asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

"*Business Day*" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Wyoming are closed.

"*Capital Account*" means the capital account maintained for a Member pursuant to Section 4.5 of this Operating Agreement.

"*Capital Contribution*" means any contribution by a Member to the capital of the Company.

"*Class A Member*" means any Member designated as a Class A Member on Exhibit A as a result of owning one or more Class A Units. For the avoidance of doubt, Class A Members, together or individually, do not have any Voting Rights.

"*Class B Member*" means any Member designated as a Class B Member on Exhibit A as a result of owning one or more Class B Units.

"*Class C Member*" means any Member designated as a Class C Member on Exhibit A as a result of owning one or more Class C Units. For the avoidance of doubt, Class C Members, together or individually, do not have any Voting Rights.

"*Class A Unit*" means a unit of membership (ownership) in the Company held by a Class

3

A Member as set forth on Exhibit A. For the avoidance of doubt, Class A Units do not include Voting Rights.

"*Class B Unit*" means a unit of membership (ownership) in the Company held by a Class B Member as set forth on Exhibit A.

"*Class C Unit*" means a unit of membership (ownership) in the Company held by a Class C Member as set forth on Exhibit A. For the avoidance of doubt, Class C Members do not include Voting Rights.

"*Code*" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"*Company*" means PARADIGM DEVELOPMENT FUND I, LLC, a Wyoming limited liability company.

"*Company Minimum Gain*" has the meaning set forth in Section 1.704-2(b)(2) of the Treasury Regulations.

"*Default Interest Rate*" means a rate per annum equal to the lesser of (a) twelve percent (12%) per annum and (b) the maximum rate permitted by applicable law.

"*Dispose*," "*Disposing*," or "*Disposition*" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Economic Interest*" with respect to any Member means the percentage set forth opposite each Member's name on Exhibit A to this Operating Agreement, as such Exhibit may be amended from time to time in accordance with this Operating Agreement.

"*Event of Default*" has the meaning set forth in Section 13.1.

"*General Interest Rate*" means a rate per annum equal to the lesser of (a) twelve percent (12%) per annum, and (b) the maximum rate permitted by applicable law.

"*Gross Asset Value*" has the meaning set forth in Section 4.5(c).

"*Hypothetical Liquidation*" shall mean a hypothetical liquidation of the Company in accordance with the terms of this Operating Agreement that includes (i) a sale of all of the assets of the Company for cash at prices equal to their adjusted asset values and (ii) the cash contribution by the Members of the aggregate maximum amounts, if any, that the Members would be required to contribute to the Company under this Operating Agreement as and to the extent such amounts would be needed to pay all liabilities.

"*Losses*" has the meaning set forth in Section 4.5(b).

"*Majority Interest*" means one or more Members having among them more than fifty percent (50%) of the Voting Rights of all Members. For the avoidance of doubt, Class A and

Class C Members, together or individually, do not have any Voting Rights.

"*Manager*" or "*Manager(s)*" means PARADIGM REAL ESTATE MANAGEMENT, LLC and any Person or Persons hereafter elected as a Manager of the Company as provided in this Operating Agreement, but does not include any Person who has ceased to be a Manager of the Company. Currently, PARADIGM REAL ESTATE MANAGEMENT, LLC is the sole Manager of the Company. PARADIGM REAL ESTATE MANAGEMENT, LLC is a Wyoming limited liability company.

"*Member*" means any Person executing this Operating Agreement as of the date of this Operating Agreement as a member or hereafter admitted to the Company as a member as provided in this Operating Agreement but does not include any Person who has ceased to be a member in the Company.

"*Member Capital*" means with respect to each Member, the amount of such Member's Capital Contributions to the Company as set forth on Exhibit A.

"*Membership Interest*" means the interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"*Member Minimum Gain*" means partnership minimum gain attributable to partner nonrecourse debt as determined under the rules of Section 1.704-2(i) of the Treasury Regulations.

"*Member Nonrecourse Deductions*" has the meaning set forth in Section 1.704-2(i)(2) of the Treasury Regulations.

"*New Securities*" has the meaning set forth in Section 3.4.

"*New Securities Notice*" has the meaning set forth in Section 3.4.

"*Person*" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association, or other entity.

"*Personal Loan Guarantor(s)*" means any individual or entity that the Manager approves and enters into a personal or corporate loan guarantee, who uses their balance sheet to secure debt financing for the Company's real estate acquisitions, development, and construction projects.

"*Pledge*" or "*Pledging*" means a mortgage, pledge, grant of a security interest, or other encumbrance (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Preferred Return*" means a non-compounding, cumulative, preferred return of Seven Percent (7%) per annum to Class A Members and Class C Members. The non-compounding, cumulative preferred return is based on the adjusted Capital (as Class A Members and Class C Members are repaid their capital through distributions). Therefore, once the adjusted Capital has been fully repaid, there is no more preferred return. The Preferred Return shall begin accruing upon the Company's receipt of construction (project) permits (or the local jurisdiction equivalent) for the development of the first Project.

"*Profits*" has the meaning set forth in Section 4.5(b).

"*Projects*" means one or more residential, mixed-use or multi-family projects containing residential units and/or commercial mixed-use buildings for sale or lease. Residential units may consist of single-family, duplex, triplex and four units and/or garden-style condominiums and multifamily apartments, ranging in size from approximately 500 to approximately 1,200 square feet, to be constructed on properties to be identified and/or acquired. The Projects include the real property and any improvements constructed on the property, as well as all fixtures, furnishings, equipment, other tangible personal property, contract rights, utility rights, development rights and other intangibles related thereto.

"*Operating Agreement*" means this LLC operating agreement of PARADIGM DEVELOPMENT FUND I, LLC, including all Exhibits and Schedules attached hereto, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Operating Agreement as a whole, unless the context otherwise requires.

"*Required Interest*" means one or more Members having among them more than fifty percent (50.00%) of the Voting Rights of all Members.

"*Required Supermajority Interest*" means one or more Members having among them more than seventy-five percent (75%) of the Voting Rights of all Members. For the avoidance of doubt, Class A and Class C Members, together or individually, do not have any Voting Rights.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Sell*," "*Selling*," or "*Sale*" means a sale, assignment, transfer, exchange, or other disposition (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Special Purpose Entity*" or "*SPE*" means a wholly owned subsidiary of the Company that holds title to the real property associated with a Project and engages in the development activities of each Project.

"*Transfer*," "*Transferring*," or "*Transferred*" means Sell or Pledge, Selling or Pledging, or the completion of a Sale or Pledge.

"*Treasury Regulations*" means the Department of Treasury Regulations promulgated under the Code, whether proposed, temporary, or final, as amended and in effect (including corresponding provisions of a succeeding Operating Agreement).

"*Unit*" means a unit of membership (ownership) in the Company.

"*Unrecovered Capital Contribution*" shall be calculated as a Member's Capital Contribution less any prior distributions of capital to such Member.

"*Voting Rights*" with respect to any Member means the percentage set forth opposite each

Member's name on <u>Exhibit A</u> to this Operating Agreement, as such Exhibit may be amended from time to time in accordance with this Operating Agreement. For the avoidance of doubt, Class A Members and Class C Members, together or individually, do not have any Voting Rights.

Other terms defined herein have the meanings so given them.

1.2 **Construction.** Whenever the context requires, the gender of all words used in this Operating Agreement includes the masculine, feminine, and neuter. All references to an article or a section refer to articles and sections of this Operating Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes. Whenever the words "include," "includes," and "including" are used in this Operating Agreement, such words shall be deemed to be followed by the words "without limitation." The language used in this Operating Agreement shall be deemed to be the language that the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

ARTICLE II: ORGANIZATION

2.1 **Formation.** The Company has been organized as a Wyoming limited liability company by the filing of the Articles of Organization (the "Articles") under and pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles and this Operating Agreement.

2.2 **Name.** The name of the Company is "PARADIGM DEVELOPMENT FUND I, LLC" and all Company business must be conducted in that name or such other names that comply with applicable law as the Managers may select from time to time.

2.3 **Registered Office; Registered Agent; Principal Office in the United States; Other Offices.** The registered office of the Company required by the Act to be maintained in the State of Wyoming shall be the office of the initial registered agent named in the Articles or such other office as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Wyoming shall be the initial registered agent named in the Articles or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Managers may designate from time to time, which need not be in the State of Wyoming, and the Company shall maintain records there as required by the Act and shall keep the street address of such principal office at the registered office of the Company in the State of Wyoming. The Company may have such other offices as the Managers may designate from time to time.

2.4 **Purpose.** The purpose of the Company shall be solely to engage in owning, developing, operating, and managing certain real property and all improvements and all appurtenances related to residential, mixed-use, condominium, townhome and multifamily properties and/or commercial mixed-use buildings (herein referred to collectively as the "Projects" or singly as a "Project"); The Company may develop and own one or more Projects using one or more Special Purpose Entities.

2.5 **Foreign Qualification.** Prior to the Company's conducting business in any jurisdiction other than Wyoming, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Managers, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Operating Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.6   **Term.** The Company shall continue in existence until the end of the period fixed in the Articles for the duration of the Company, or such earlier time as this Operating Agreement may specify.

2.7   **No State-Law Partnership.** The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Managers be a partner or joint venturer of any other Member or Managers, for any purposes other than federal and state tax purposes, and this Operating Agreement may not be construed to suggest otherwise. This Section 2.7 shall not, however, prohibit the Company from becoming a partner or joint venture of a partnership, joint venture with one or more other Persons.

2.8   **Mergers and Exchanges**. The Company may be a party to a merger, consolidation, or other reorganization, subject to the requirements of Section 6.1.

ARTICLE III: MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.1   **Initial Members.** The initial Members of the Company are the Persons executing this Operating Agreement as of the date of this Operating Agreement as Members, each of which is admitted to the Company as a Member effective contemporaneously with the execution by such Person of this Operating Agreement. There shall be three (3) classes of Members: Class A, Class B, and Class C Members with their respective rights and obligations set forth in this Operating Agreement. After the placement of the Class A Members and Class C Members, the Class B Members shall always represent thirty percent (30%) of the Economic Interests in the Company regardless of the amount contributed by the Class A Members and Class C Members or the timing thereof. The Class A Members and Class C Members shall have no Voting Rights and the Class B Members shall maintain one hundred percent (100%) of the Voting Rights of the Company.

3.2   **Representations and Warranties.** Each Member hereby represents and warrants to the Company and each other Member that (a) if that Member is a corporation, it is duly organized, validly existing, and in good standing under the law of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein); (b) if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the law of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein); (c) if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the law of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clause (a), (b), or (c), as applicable, are true and correct with respect to each partner (other than limited partners), trustee, or other member thereof; (d) that Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Operating

Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, Managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Operating Agreement by that Member have been duly taken; (e) that Member has duly executed and delivered this Operating Agreement; and (f) that Member's authorization, execution, delivery, and performance of this Operating Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.3   Restrictions on Transfer of Membership Interest.

(a)   Other than a Transfer by a Member to an Affiliate, no Member may Transfer all or any portion of his or its Membership Interest in the Company without the consent of the Managers. Any attempted Transfer by a Member of an interest or right, or any part thereof, in or in respect of the Company other than in accordance with this Section 3.3 shall be, and is hereby declared, null, and void *ab initio*.

(b)   Subject to the provisions of Section 3.3(c), 3.3(d), and 3.3(e), a Person to whom an interest in the Company is Transferred in accordance with Section 3.3(a) hereof has the right to be admitted to the Company as a Member with the Voting Rights and Economic Interests so Transferred to such Person, only if (i) the Member making such Transfer grants the transferee the right to be so admitted, and (ii) such admission is consented to by the Managers.

(c)   The Company may not recognize for any purpose any purported Transfer of all or part of the Membership Interest unless and until the other applicable provisions of this Section 3.3 have been satisfied and the Managers has received, on behalf of the Company, a document (i) executed by both the Transferring Member (or if the Transfer is on account of the death, incapacity, or liquidation of the transferor, his or its representative) and the Person to whom or which the Membership Interest or part thereof is being Transferred, (ii) including the notice address of any Person to be admitted to the Company as a Member and his or its agreement to be bound by this Operating Agreement in respect of the Membership Interest or part thereof being obtained, (iii) setting forth the Voting Rights and Economic Interests after the Transfer of the Transferring Member and the Person to whom or which the Membership Interest or part thereof is Transferred (which together must total the Voting Rights and Economic Interests of the Transferring Member prior to the Transfer), and (iv) containing a representation and warranty that the Transfer was made in accordance with all applicable laws and Operating Agreement (including federal and state securities laws) and, if the Person to which the Membership Interest or part thereof is Transferred is to be admitted to the Company, its representation and warranty that the representations and warranties in Section 3.2 are true and correct with respect to that Person. Each Transfer and, if applicable, admission complying with the provisions of this Section 3.3(c) is effective as of the first day of the calendar month immediately succeeding the month in which the Managers receives the notification of Transfer and the other requirements of this Section 3.3 have been met.

(d)   For the right of a Member to Transfer a Membership Interest or any part thereof or of any Person to be admitted to the Company in connection therewith to exist or be exercised, (i) either (A) the Membership Interest or part thereof subject to the Transfer or admission must be registered under the Securities Act and any applicable state securities laws or; (B) the Company must receive a favorable opinion of the Company's legal counsel or of other legal counsel acceptable to the Managers to the effect that the Transfer or admission is exempt from registration under those laws. The Managers, however, may at their discretion waive the requirements of this Section 3.3(d).

(e)   The Member effecting a Transfer and any Person admitted to the Company in connection therewith shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission (including, without limitation, the legal fees incurred in connection with the legal opinions referred to in Section 3.3(d)) on or before the tenth (10th) day after the receipt by that Person of the Company's invoice for the amount due. If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Interest Rate.

3.4   **New Securities.** The Managers may in its sole discretion, accept new Members into the Company after the date of this Operating Agreement and issue New Securities represented by a Membership Interest as part of its initial raise of capital through the (i) Class A Members pursuant to the terms set forth in a Form C of an offering pursuant to Regulation CF; and (ii) Class C Members pursuant to the terms set forth in a private placement memorandum for an offering pursuant to Regulation D. Further, the Managers may accept new Members into the Company after the date of this Operating Agreement and issue New Securities represented by a Membership Interest in order to raise additional capital outside the initial offering pursuant to the consent of a Required Interest. Collectively, any new issuance of Membership Interests shall be referred to as ("New Securities"). Upon the issuance of New Securities, the Managers will provide written notice of same to the Members ("New Securities Notice").

3.5   **Interests in a Member.** A Member that is not a natural person may not cause or permit an interest, direct or indirect, in itself to be Disposed without the consent of the Managers, such that Member shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company. On any breach of the provisions of this clause of the immediately preceding sentence, the Company shall have the option to buy, and on exercise of that option the breaching Member shall sell, the breaching Member's Membership Interest, all in accordance with Section 11.1 as if the breaching Member were a Bankrupt Member.

3.6   **Information.** In addition to the other rights specifically set forth in this Company Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated, but only to the extent required under the Act.

3.7   **Liability to Third Parties.** No Member or Managers shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

3.8   **Withdrawal.** A Member does not have the right or power to withdraw from the Company as a Member except in connection with a Disposition of the entirety of such Member's Membership Interest in accordance with this Article III.

3.9   **Lack of Authority.** No Member (other than a Manager or an officer acting in that capacity) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

ARTICLE IV: CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1   **Initial Contributions.** Contemporaneously with the execution by such Member of this Operating Agreement, each Member shall make the Capital Contributions described for that Member in Exhibit A. To the extent the Members contribute (or is deemed to contribute) excess contribution beyond the Capital Contributions described for that Member in Exhibit A, the Manager shall reasonably cooperate with such Member to cause the Company to reimburse such member for such excess contribution amount and such reimbursement shall be paid once the funds are reasonably available and prior to any disbursements to the Members as contemplated in this Operating Agreement. Notwithstanding anything in this Operating Agreement, such excess Capital Contributions shall not be deemed as a Member Loan.

4.2   **Subsequent Contributions.** There will no mandatory calls for additional Capital Contributions by the Class A Members and Class C Members, provided however that the Manager may, if in the Manager's reasonable determination additional capital is necessary for the best interest of the Company, raise additional capital for the Company by issuing additional Class C Units through one or more additional offerings under Regulation D, which may dilute the relative Economic Interests of those Class A and Class C Members that do not participate in such offerings.

4.3   **Return of Contributions.** Except as otherwise provided in this Operating Agreement, a Member is not entitled to the return of any part of his or its Capital Contributions or to be paid interest in respect of either his or its Capital Account or his or its Capital Contributions. Any unreturned Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.4   **Advances by Members.** If the Company does not have sufficient cash to pay its obligations, any Member(s) that agrees to do so, with the Manager's consent, may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section constitutes a loan from the Member to the Company, bears interest at the General Interest Rate from the date of the advance until the date of payment, and is not a Capital Contribution (the "Member Loan").

4.5   **Capital Accounts.**

(a)   A Capital Account shall be established and maintained for each Member in accordance with the following provisions.

(i)   Each Member's Capital Account shall be increased by (A) the amount of money contributed by that Member to the Company, (B) the Gross Asset Value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (C) allocations to that Member of Profits (or items thereof), including income and gain exempt from tax and income and gain described in Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, but excluding income and gain described in Section 1.704-1(b)(4)(i) of the Treasury Regulations.

(ii)   In the event of a capital event, each Member's Capital Account shall be decreased by (A) the amount of money distributed to that Member of the Company, (B) the Gross Asset Value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), (C) allocations to that Member of expenditures of the Company described in Section 705(a)(2)(B) of the Code, and (D) allocations of Losses (or items thereof), including loss and deduction described in Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, but excluding items described in clause (C) above and loss or deduction described in Sections 1.704-1(b)(4)(i) or 1.704-1(b)(4)(iii) of the Treasury Regulations.

(iii)   The Members' Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations and as required by the other provisions of Sections 1.704-1(b)(2)(iv) and 1.704(b)(4) of the Treasury Regulations, including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Section 1.704(b)(2)(iv)(g) of the Treasury Regulations.

(iv)   A Member that has more than one Membership Interest shall have a single Capital Account that reflects all his or its Membership Interests, regardless of the class of Membership Interests owned by that Member and regardless of the time or manner in which those Membership Interests were acquired. On the transfer of all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations.

(b)   "*Profits*" and "*Losses*" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), but with the following adjustments for such fiscal year or other period:

(i)   Income of the Company that is exempt from federal income tax as described in Section 705(a)(1)(B) of the Code and not otherwise taken into account in computing Profits and Losses pursuant to this Section 4.5(b) shall be added to such taxable income or loss as if it were taxable income.

(ii)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, or treated as expenditures under Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits and Losses, shall be subtracted from such taxable income or loss as if such expenditures were deductible items.

(iii)   If the Gross Asset Value of any Company asset is adjusted pursuant to this Operating Agreement, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing such taxable income or loss.

(iv)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from the Gross Asset Value of the property.

(v)   In lieu of the deduction for depreciation, cost recovery, or amortization taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation for such fiscal year or other period.

(vi)   Notwithstanding any other provision of this Operating Agreement, any items that are specially allocated pursuant to Section 5.3(a) or 5.3(b) of this Operating Agreement shall not be taken into account as taxable income or loss for purposes of computing Profits and Losses.

(vii)   If the Company's taxable income or taxable loss for the year or period, as adjusted pursuant to subparagraphs (i)-(vi) above, is a positive amount, that amount shall be the Company's Profit for such fiscal year or other period; and if negative, that amount shall be the Company's Loss for such fiscal year or other period.

(c)   "*Gross Asset Value*" means, for any asset, the asset's adjusted basis for federal income tax purposes, except as set forth below:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset on the date of determination, as determined by the contributing Member and the Company. The Gross Asset Values of all assets shall be adjusted to equal their gross fair market values, as determined by the Members, as of the following times: (A) the contribution of more than a *de minimis* amount of money or other property to the Company as a Capital Contribution

by a new or existing Member, or the distribution by the Company to a retiring or continuing Member of more than a *de minimis* amount of property as consideration for an interest in the Company, if the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; or (B) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations.

(ii)   The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(iii)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 4.5(c)(iv) to the extent the Managers determine that an adjustment pursuant to Section 4.5(c)(ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 4.5(c)(iv).

(iv)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 4.5(c)(i), (ii), or (iv), such Gross Asset Value shall thereafter be adjusted by the Book Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

ARTICLE V: ALLOCATIONS OF PROFITS AND LOSSES AND DISTRIBUTIONS

5.1   **Allocations**.

(a)   *General Allocations.* Except as may be required by Section 704(c) of the Code and Section 1.704-1(b)(2)(iv)(f)(4) of the Treasury Regulations, Profits and Losses of the Company shall be allocated among the Members as follows:

(i)   Except as otherwise provided in Section 5.3 of this Operating Agreement, Profits shall be allocated to the Members first to offset prior allocations or losses and then in proportion to their respective Economic Interests.

(ii)   Except as otherwise provided in Sections 5.1(a)(iii) and 5.3 of this Operating Agreement, Losses for any fiscal year or other period shall be allocated to the Members in proportion to their aggregate Economic Interests.

(iii)   The aggregate amount of Losses allocated pursuant to Section 5.1(a)(ii) hereof and the next sentence of this Section 5.1(a)(iii) to any Member for any fiscal year shall not exceed the maximum amount of losses that may be allocated to such Member without causing such Member to have an Adjusted Capital Account Deficit at the end of such fiscal year. All Losses in excess of the limitation in this Section 5.1(a)(iii) with respect to any Member shall be allocated solely to the other Members in proportion to their Economic Interests. If no other Member may receive an additional allocation of Losses pursuant to this Section 5.1(a)(iii), such additional Losses not allocated pursuant to Section 5.1(a)(ii) of this Operating Agreement, or the preceding sentence shall be allocated solely to those Members that bear the economic risk for such additional Losses within the meaning of Section 704(b) of the Code and the Treasury Regulations thereunder. If it is necessary to allocate Losses under the preceding sentence, the Managers shall determine those Members that bear the economic risk for such additional Losses.

(b)   *Transfer.* All items of Profit, Loss, income, gain, loss, deduction, and credit allocable to any Membership Interest that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as owning that Membership Interest, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Code and the Treasury Regulations thereunder.

5.2 **Distributions.**

(a) ***General.*** From time to time, the Managers shall determine in its reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, Member Loan (such loan to be paid prior to any disbursements to the Members under this Operating Agreement, including this Section 5.2 and Section 12.3), and a reasonable contingency reserve. Except as otherwise provided in Articles IV, VI and XII, if such an excess exists, the Managers may in their sole discretion cause the Company to distribute to the Members as follows:

1. First, to the Class A Members and Class C Members as a group, pro rata based upon each Member's relative Economic Interests to the extent and in proportion with their Adjusted Capital Account until the Preferred Return to all Class A Members and Class C Members has been paid current; and

2. Then, seventy percent (70%) to the Class A Members and Class C Members, as a group, pro rata based upon each Member's relative Economic Interests, and the balance (30%) to the Class B Members.

3. The Manager will have the authority and discretion to enter into personal loan guarantor agreements with one or more individuals or entities to secure debt financing for the Company's real estate acquisitions, development, and construction projects ("Loan Guarantor Agreements"). The Loan Guarantor Agreements may require the Company to compensate the guarantor in a manner that may reduce the waterfall distributions received by Investors. Specifically, compensation to the guarantor may come in one or more of the following forms: (i) "soft costs" in a Project budget; (ii) up to fifteen percent (15%) of the planned waterfall distributions to be split pro rata between Class A, Class B, and Class C Members of the Company; (iii) derived from Class B Member's (Manager) 30% waterfall allocation (with no pro rata split with Class A and Class C Members); and/or (iv) a portion of the Development Fee received by Manager.

(b) ***Distributions Upon Liquidation of a Special Purpose Entity***. Upon the sale of at least eighty percent (80%) of the assets held by a Special Purpose Entity (except for a dissolution event pursuant to Section 12.2), the Managers shall, upon the written request by a Class C Member, cause the Company to distribute to such Class C Member an amount equal to their Unrecovered Capital Contribution and any accrued but unpaid Preferred Return owed to such Class C Member ("Class C SPE Redemption"), provided however that such distribution(s) shall only be required if, in the Manager's good faith opinion, that the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, Member Loan (such loan to be paid prior to any disbursements to the Members under this Operating Agreement, including this Section 5.2 and Section 12.3), and a reasonable contingency reserve ("Available SPE Redemption Capital"). Notwithstanding the foregoing, in the event that the Available SPE Redemption Capital is less than the combined amounts owed under all such Class C SPE Redemption requests, the Available SPE Redemption Capital shall be distributed to such requesting Class C Members in proportion to the portion of respective Unrecovered Capital Contribution of each which has not been repaid. Upon payment of all amounts owed to a Class C Member pursuant to a Class C SPE Redemption request, such Class C Member shall cease to be a Member of the Company.

(c)   ***Overriding Distribution.*** Notwithstanding the provisions of Section 5.2(a) above, if at any time distributions to a Member would create or increase an Adjusted Capital Account Deficit and if another Member has a positive Capital Account balance (after such Adjusted Capital Account Deficit and Capital Account balances have been adjusted to reflect the allocations of Profits, Losses, income, gains, and losses pursuant to this Article V, and taking into account interim Profits, Losses, income, gains, and losses (determined using such accounting methods as shall be selected by the Managers) for the period ending on or before such distribution), such cash or assets shall be distributed first to the Member having a positive Capital Account balance in an amount equal to such positive balance, and the remaining cash or assets, if any, shall be distributed in accordance with Section 5.2(a) including the obligation for this to be subordinated to any debt service on the property as referenced in this Operating Agreement.

(d)   ***Payments Not Deemed Distributions.*** Any amounts paid as compensation to a Personal Loan Guarantor or paid pursuant to Section 6 or Article VIII of this Operating Agreement shall not be deemed to be distributions for purposes of this Operating Agreement.

(e)   ***Withheld Amounts.*** Notwithstanding any other provision of this Section 5.2 to the contrary, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to the Member as a result of the Member's participation in the Company; if and to the extent that the Company shall be required to withhold or pay any such taxes, such Member shall be deemed for all purposes of this Operating Agreement to have received a payment from the Company as of the time such withholding or tax is paid, which payment shall be deemed to be a distribution with respect to such Member's Membership Interest to the extent that the Member (or any successor to such Member's Membership Interest) is then entitled to receive a distribution. To the extent that the aggregate amount of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, the amount of such excess shall be considered a loan from the Company to such Member. Such loan shall bear interest (which interest shall be treated as an item of income to the Company) at the General Interest Rate until discharged by such Member by repayment, which may be made by the Company out of distributions to which such Member would otherwise be subsequently entitled. Any withholdings authorized by this Section 5.2(e) shall be made at the maximum applicable statutory rate under the applicable tax law unless the Company shall have received an opinion of counsel or other evidence satisfactory to the Managers to the effect that a lower rate is applicable, or that no withholding is applicable.

(f)   ***Distributions in Liquidation of Member's Membership Interest.*** For purposes of this Operating Agreement, a liquidation of a Member's Membership Interest means the termination of the Member's entire Membership Interest other than in connection with the dissolution, winding up, and termination of the Company. Where a Member's Membership Interest is to be liquidated by a series of distributions, the Membership Interest shall not be considered as liquidated until the final distribution has been made. If a Member's Membership Interest is to be liquidated, liquidating distributions shall be made in accordance with the positive Capital Account balance of that Member (as determined after taking into account all Capital Account adjustments with respect to that Member's Membership Interest for the taxable year during which the liquidation occurs, as determined in accordance with Section 706 of the Code). A distribution in liquidation of a Member's Membership Interest shall be made by the end of the taxable year in which such liquidation occurs, or, if later, within 90 days after the Member's Membership Interest is liquidated.

(g)   ***Depreciation between Members.*** All Members shall share any depreciation according to their relative Economic Interests.

5.3   **Special Allocations of Profits and Losses.**

(a)   ***Special Allocations.***

(i)   ***Qualified Income Offset.*** If any Member has an Adjusted Capital Account Deficit, items of income and gain shall be specially allocated (on a gross basis) to each such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section 5.3(a)(i) shall be made only if and to the extent that a Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.3(a)(i) were not in this Operating Agreement. It is intended that this Section 5.3(a)(i) constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(ii)   ***Gross Income Allocation.*** If any Member has a deficit Capital Account at the end of any fiscal year, and such deficit Capital Account is in excess of the sum of (A) the amount such Member is obligated to restore pursuant to any provisions of this Operating Agreement and (B) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(l) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(a)(ii) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article V have been made as if Section 5.3(a)(i) hereof and this Section 5.3(a)(ii) were not in this Operating Agreement.

(ii)   ***Minimum Gain Chargeback - Company Nonrecourse Liabilities.*** If there is a net decrease in Company Minimum Gain during any Company taxable year, certain items of income and gain shall be allocated (on a gross basis) to the Members in the amounts and manner described in Section 1.704-2(f) of the Treasury Regulations. This Section 5.3(a)(iii) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(f) of the Treasury Regulations) relating to Company nonrecourse liabilities (as defined in Section 1.704-2(b)(3) of the Treasury Regulations) and shall be so interpreted.

(iv)   ***Minimum Gain Chargeback - Member Nonrecourse Debt.*** If there is a net decrease in Member Minimum Gain during any Company taxable year, certain items of income and gain shall be allocated (on a gross basis) as quickly as possible to those Members who had a share of the Member Minimum Gain (determined pursuant to Section 1.704-2(i)(5) of the Treasury Regulations) in the amounts and manner described in Section 1.704-2(i)(4) of the Treasury Regulations. This Section 5.3(a)(iv) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(i)(4) of the

Treasury Regulations) relating to Member nonrecourse debt (as defined in Section 1.704-2(b)(4) of the Treasury Regulations) and shall be so interpreted.

(v)   ***Basis Adjustments.*** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(vi)   ***Nonrecourse Deductions.*** Member Nonrecourse Deductions shall be allocated in accordance with Section 1.704-2(i)(l) of the Treasury Regulations to the Member who bears the economic risk of loss with respect to such deductions.

(vi) ***Allocation of Proceeds of Nonrecourse Liability.*** The determination of whether any distribution by the Company is allocable to the proceeds of a nonrecourse liability of the Company shall be made by the Member under any reasonable method that is in compliance with Section 1.704-2(h) of the Treasury Regulations.

(b)   ***Curative Allocations.*** The allocations set forth in Sections 5.1(a)(iii) and 5.3(a) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Section 1.704-1(b) of the Treasury Regulations. The Members hereby acknowledge and agree that the Regulatory Allocations may not be consistent with the manner in which the Members intend to make Company distributions. Accordingly, the Managers are hereby authorized and directed to make other allocations of Profit, Loss, or Book Depreciation among the Members in any reasonable manner that the Managers deem appropriate, in their sole discretion, so as to prevent the Regulatory Allocations from distorting the manner in which the Company distributions would otherwise be divided among the Members pursuant to Sections 5.2 and 12.3 hereof. In general, the Members anticipate that this will be accomplished by specially allocating other Profits, Losses, or Book Depreciation among the Members so that, after such offsetting special allocations are made, the amount of each Member's Capital Account will be, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not a part of this Operating Agreement and all Company items had been allocated to the Members solely pursuant to Section 5.1(a) hereof.

(c)   ***Tax Allocations: Code Section 704(c).*** In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the initial Gross Asset Value of such property (determined in accordance with Section 4.5(c)(i) hereof). In accordance with the requirements of Section 1.704-1(b)(4)(i) of the Treasury Regulations, if the Gross Asset Value of any Company asset is adjusted pursuant to Section 4.5(c)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and the Gross Asset Value of such asset in the same manner as such variations are taken into account under Section 704(c) of the Code and the Treasury Regulations thereunder with respect to property contributed to the Company. Any elections or other decisions relating to such allocation shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Operating Agreement. Allocations pursuant to this Section 5.3(c) are solely for purposes of federal, state, and local taxes and shall not affect or be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to this Operating Agreement.

(d)   *Other Allocation Rules.*

(i)   For purposes of determining the Profits, Losses, or any other item allocable to any period (including periods before and after the admission of a new Member), Profits, Losses, and any such other item shall be determined on a daily, monthly, or other basis, as determined and allocated by the Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder.

(ii)   For federal income tax purposes, every item of income, gain, loss, and deduction shall be allocated among the Members in accordance with the allocations under Sections 5.1, 5.3(a), 5.3(b), and 5.3(c) of this Operating Agreement.

(ii)   The Members are aware of the income tax consequences of the allocations made by this Section 5.3 and Section 5.1 and hereby agree to be bound by the provisions of this Section 5.3 and Section 5.1 in reporting their shares of Company income and loss for income tax purposes.

(iv)   To the extent permissible under Section 704 of the Code and the Treasury Regulations thereunder, in making allocations provided for in this Section 5.3 and Section 5.1, ordinary income realized by the Company from recapture of previously reported deductions shall be allocated to those Members (or their successors in interest) to whom such deductions were originally allocated and in proportion to such original allocations. Any obligation relating to the recapture of previously reported credits shall be allocated to those Members (or their successors in interest) to whom such credits were originally allocated and in proportion to such original allocations.

(v)   It is intended that the allocations in Sections 5.1, 5.3(a), 5.3(b), and 5.3(c) of this Operating Agreement effect an allocation for federal income tax purposes consistent with Section 704 of the Code and comply with any limitations or restrictions therein. The Managers shall have complete discretion to make the allocations pursuant to this Section 5.3 and Section 5.1 in any reasonable manner consistent with Section 704 of the Code and to amend the provisions of this Operating Agreement as appropriate to comply with the Treasury Regulations promulgated under Section 704 of the Code, if in the opinion of counsel to the Company, such an amendment is advisable to reflect allocations among the Members consistent with those Treasury Regulations.

(vi)   The Members agree that their Membership Interests represent their interests in Company profits for purposes of allocating excess nonrecourse liabilities pursuant to Section 1.752-3(a)(3) of the Treasury Regulations.

ARTICLE VI: MANAGER

6.1 **Management by Manager.**

(a) Except for situations in which the approval of the Members is required by the Articles, this Operating Agreement or by provisions of applicable law that are not waivable (and as to such provisions that are waivable by applicable law, the Members hereby waive such provisions to the maximum extent permitted by law) and subject to the provisions of Sections 6.2, (1) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager; and (2) the Manager may unilaterally make all decisions and take all actions for the Company not otherwise provided for in this Operating Agreement, including, without limitation, the following:

(i) entering into, making, and performing contracts, agreements, easements, licenses, and other undertakings binding the Company and/or the Projects that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder.

(ii) opening and maintaining financial institution and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements.

(iii) maintaining or causing to be maintained the assets of the Company.

(iv) collecting sums due the Company.

(v) debts and obligations of the Company.

(vi) acquiring, utilizing for Company purposes, and Disposing of any asset of the Company.

(vii) selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants.

(viii) borrowing money or otherwise committing the credit of the Company for Company activities and voluntary prepayments or extensions of debt, including without limitation entering into one or more Loan Guarantee Agreements as described in Section 5.2(a)(3).

(ix) obtaining insurance for the Company.

(x) determining distributions of Company cash and other property as provided in Section 5.2.

(xi) instituting, prosecuting, defending, and settling any legal, arbitration, or administrative actions or proceedings on behalf of or against the Company.

(xii) establishing a seal for the Company.

(xiii) accept new Members into the Company after the date of this Operating Agreement and issue New Securities represented by a Membership Interest as part of its initial raise of capital through the Class A and B Members and any future issuance of Membership Interests.

(xiv) Amend the Articles or this Operating Agreement with regard to matters not specifically restricted herein.

(xv) Borrow funds on behalf of the Company secured by the Company's assets or refinance existing debt held by the company.

(xvi) Assigning the Asset Management Fee, Development Fee, Construction Management Fee, Property Management Fee, as described in Section 6.2, or any other fees to any entity or individual at the Manager's sole discretion.

(xvii) sell, lease, exchange, or otherwise dispose of all or substantially all the Company's property and assets (with or without good will), whether within or outside the usual and regular course of the Company's business.

(xviii) File a condominium conversion and/or deed restrictions against a Project.

(xix) Make any changes to the development and/or operating budget of the Company, designs, plans, and specifications of a Project, and/or the business plans of the Company.

(xx) Forming, operating, and dissolving any Special Purpose Entity.

(b) Whenever in this Operating Agreement a reference is made to the Manager, such reference shall include a sole Manager, who shall have all the authority of the Manager set forth herein.

(c) **Use of Affiliates**. The Manager may, in its sole discretion, engage the services of one or more Affiliates to perform on its behalf any actions authorized under this Operating Agreement.

6.2 **Compensation of Manager**. In exchange for the services performed by the Manager on behalf of the Company, the Company shall pay the Manager the following compensation:

(a) **Acquisition Fee**. The Company shall pay the Manager a one-time fee equal to 1.0% of the value of the land, property, buildings being acquired and/or through a land contract by the Company or any SPE (the "Acquisition Fee"). In exchange, the Manager shall oversee the entire acquisition process for the Company, as well as matters such as financing, title work, purchase & sale agreements, due diligence, and cost analysis on behalf of the Members of the Company. The Acquisition Fee may be accrued.

(b) **Asset Management Fee**. The Company shall pay the Manager an annual fee equal to 1.0% of the value of the gross assets retained by the Company or any SPE (the "Asset Management Fee"). In exchange, the Manager shall oversee the entire operations of the Company, including property management oversight and matters such as refinancing, rehabilitation, and general asset management on behalf of the Members of the Company. The Asset Management Fee may be accrued.

(c) **Development Fee**. The Company shall pay the Manager a fee equal to 6% of the total development costs <u>including</u> the cost of land acquisition, financing fees, closing costs, and any incurred pre-development expenses (the "Development Fee"). The Development Fee will be paid out on a prorated monthly basis, based on the due diligence period, development and pre-construction schedule and adhering to the development / construction / sales timelines.

(d) **Construction Fee**. The Company shall pay the Manager, an affiliate of the Manager, or a third-party construction management company fee of up to 6.0% of the total hard construction costs, <u>excluding</u> cost of land acquisition, financing fees, closing costs, and any incurred pre-development expenses (the "Construction Management Fee"). The Construction Management Fee will be paid out on a prorated monthly basis, based on the construction schedule and adhering to the construction timeline.

(e) **Disposition Fee**. The Company shall pay the Manager a fee equal to 1.0% of the gross proceeds from the sale of an entire Project or the sale of individual units that comprise a Project (the "Disposition Fee").

(f) **Property Management Fee**. The Company shall pay the Manager, an affiliate of the Manager, or a third party property management company (the "Property Manager") a fee equal to 4.5% of the gross monthly receipts from any portion of a Project that is leased to residential or commercial tenants after construction is completed (the "Property Management Fee"). In exchange, the Property Manager shall manage any rehabilitation, sales, accounting, and other day-to-day operations of the Company for real estate assets retained by the Company for operations. The Company's Manager may terminate any third-party Property Manager for non-performance at the Manager's sole discretion. The Manager and/or affiliate of the Manager may provide the property management services on behalf of the Company if, in the Manager's sole discretion, such performance is in the best interest of the Company.

The initial payments of the Development Fees and the Construction Fees, described in Sections 6.2(c) and (d), above, may be based upon estimates of the anticipated development costs and construction costs respectively. The final payment of these fees shall be based upon the actual development costs and construction costs, respectively, once they are determined with certainty, and shall be adjusted upward or downward as necessary so that the aggregate of all payments equals the amounts described above.

6.3 **Actions by Manager; Committees; Delegation of Authority and Duties**.

(a)   In managing the business and affairs of the Company and exercising its powers, the Managers may act (i) collectively through meetings and written consents pursuant to Sections 6.5 and 6.7 and (ii) through committees pursuant to Section 6.2(b).

(b)   The Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more Managers. Any such committee, to the extent provided in such resolution or in the Articles or this Operating Agreement, shall have and may exercise all of the authority of the Managers, subject to the limitations set forth in the Act and the Wyoming Code. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum, and the affirmative vote of a majority of the members present shall be necessary for the adoption of any resolution. The Managers may dissolve any committee at any time, unless otherwise provided in the Articles or this Operating Agreement.

(c)   Any Person dealing with the Company, other than a Member, may rely on the authority of any Managers or officer in taking any action in the name of the Company without inquiry into the provisions of this Operating Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Operating Agreement.

6.4   **Number and Term of Office.** The number of Managers of the Company shall be one. The Managers shall hold office until its death, resignation, or expulsion. Unless otherwise provided in this Operating Agreement, Managers need not be Members or residents of the State of Wyoming. The number of Managers may be increased or decreased from time to time by a Required Supermajority Interest.

6.5   **Vacancies; Removal; Resignation.** Subject to the other provisions of this Section 6.4, any vacancy occurring in the Managers may be filled by a Required Interest of the Member(s). A Managers elected to fill a vacancy shall be elected for the term set forth in the vote. Any Managers position to be filled by reason of an increase in the number of Managers shall be filled by election at any meeting of Members by a vote of Members holding a Required Interest. A Manager may be removed only for cause by unanimous approval of the Members. Cause shall mean conviction of a crime involving moral turpitude of the Managers that materially and adversely affects the Company and its Members. Any such removal shall be effective immediately upon such Member action electing successors. Any Managers may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

6.6   **Expulsion**. A Member or Manager may be expelled from the Company by unanimous vote of all other Members and Managers (not including the Member or Manager to be expelled) if that Member or Manager (a) has willfully violated any provision of this Operating Agreement; (b) committed a financial felony that results in conviction by a Member or Manager against the Company or one or more Members or Managers of the Company, or (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. Such a Member or Manager shall be considered a Defaulting Member or Manager, and the Company or other Members and Managers may also exercise any one or more of the remedies provided for in this Operating Agreement. The Company may offset any damages to the Company or its Members occasioned by the misconduct of the expelled Member against any amounts distributable or otherwise payable by the Company to the expelled Member..

6.7   **Meetings.**

(a)   Unless otherwise required by law or provided in the Articles or this Operating Agreement, a majority of the total number of Managers fixed by, or in the manner provided in, the Articles or this Operating Agreement shall constitute a quorum for the transaction of business of the Managers, and the act of the Managers present at a meeting at which a quorum is present shall be the act of the Managers. A Managers who is present at a meeting of the Managers at which action on any Company matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Managers who voted in favor of such action.

(b)   Meetings of the Managers may be held at such place or places as shall be determined from time to time by resolution of the Managers. At all meetings of the Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Managers at a meeting shall constitute a waiver of notice of such meeting, except where a Managers attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   In connection with any annual meeting of Members at which Managers were elected, the Managers may, if a quorum is present, hold their first meeting for the transaction of business immediately after and at the same place as such annual meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d)   Special meetings of the Managers may be called by any Managers on at least twenty-four (24) hours notice to each other Managers. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for by the Articles or this Operating Agreement.

6.8   **Approval or Ratification of Acts or Contracts by Members.** The Managers in their discretion may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by a Majority Interest shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company. Failure of the Managers for any reason (or for no reason) to submit any act or contract to the Members for approval or ratification shall not in any way act to, or be deemed to, make such act or contract void or voidable.

6.9   **Action by Written Consent or Telephone Conference**. Any action permitted or required by the Act, the Articles or this Operating Agreement to be taken at a meeting of the Managers or any committee designated by the Managers may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the Managers or members of such committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Wyoming, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Managers or any such committee, as the case may be. Subject to the requirements of the Act, the Articles, or this Operating Agreement for notice of meetings, unless otherwise restricted by the Articles, Managers, or members of any committee designated by the Managers, may participate in and hold a meeting of the Managers or any committee of Managers, as the case may be, by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.10   **Officers.**

(a)   *Generally.* The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a resident of the State of Wyoming, a Member or a Managers. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the Wyoming Code, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to (i) any specific delegation of authority and duties made to such officer by the Managers or (ii) any delegation of authority and duties made to one or more Managers pursuant to this Section 6.10. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers and shall be reasonable with respect to the services rendered.

(b)   *Resignation; Removal.* Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company (other than Managers) may be filled by the Managers.

(c)   *Secretary.* The Secretary shall be appointed by the Manager and attend to and record minutes of the proceedings of all meetings of the Managers and any committees thereof and all meetings of the Members. He / She shall file the records of such meetings in one or more books to be kept by him for that purpose. Unless the Company has appointed a transfer agent or other agent to keep such a record, the Secretary shall also keep at the Company's registered office or principal place of business a record of the original issuance of Membership Interests issued by the Company and a record of each transfer of those Membership Interests that have been presented to the Company for registration or transfer. Such records shall contain the names and addresses of all past and current Members of the Company and the Voting Rights and Economic Interests that comprise the Membership Interests held by each of them. He / She shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Managers, and shall perform such other duties as may be prescribed by the Managers under whose supervision he shall be. He / She shall have custody of the company seal of the Company and shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by their signature. The Managers may give general authority to any other officer to affix the seal of the Company and to attest the affixing by his signature. The Secretary shall keep and account for all books, documents, papers, and records of the Company except those for which some other officer or agent is properly accountable. He shall have authority to sign Membership Interest certificates and shall generally perform all the duties usually appertaining to the office of the secretary of a corporation.

(d)   *Treasurer.* The Treasurer, if any (or the Managers in charge of finance, if one be elected), shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers. He shall disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, and shall render to the and the Managers, at its regular meetings, or when the Managers so require, an account of all his transactions as Treasurer and of the financial condition of the Company. If required by the Managers, he shall give the Company a bond (which shall be renewed each year) in such sum and with such surety or sureties as shall be satisfactory to the Managers for the faithful performance of the duties of his office and for the restoration of the Company, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the Company. The Treasurer shall be under the supervision of the Manager(s), if any, and he shall perform such other duties as may be prescribed by the Managers, or any such Persons in charge of finance.

(e)   *Bonding.* If required by the Managers, all or certain of the officers shall give the Company a bond, in such form, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of their office and for the restoration to the Company, in case of their death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in their possession or under their control belonging to the Company.

6.11   **Reimbursement.** The Managers and the officers of the Company shall be entitled to be reimbursed for reasonable out-of-pocket costs and expenses incurred in the course of their service hereunder.

6.12   **Necessity of Approval by Required Interest.** Notwithstanding the provisions of Section 6.1(a) or any provision of this Operating Agreement to the contrary, neither the Managers nor officers shall have authority to do or cause the Company to do any of the following without the approval of the Manager and a Required Interest:

(a)   other than as provided in Section 13.2, approve the redemption of any Membership Interest or any other equity interest of the Company;

(b)   cause the Company to become Bankrupt, to dissolve, or to liquidate;

(c)   cause the Company to commence an initial public offering;

(d)   amend any provision of this Operating Agreement with regard to matters material to the financial interests and voting of the Members; provided, however, Manager shall have the sole authority to alter and/or modify development and/or operating budgets, designs, plans, and specifications as to the Property, and the business plans of the Company;

(e)   be a party to a merger or consolidation or acquire a material amount of assets or securities of another entity; or

(f)   cause a change in the scope of business activities of the Company as described in Section 2.4 of this Operating Agreement.

6.13   **Conflict of Interests.**

(a) The Manager, the Members and their respective Affiliates may engage in or possess an interest in other businesses and investments of any nature, independently or in concert with others, whether or not the business or investment competes with or is enhanced by the business of the Company. None of the Company or a Member will have any right in or to any independent business or investment of the Manager or its Affiliates or the income or profits derived from any independent business or investment of the Manager or Affiliates. None of the Company, the Manager or another Member will have any right in or to any independent business or investment of a Member or its Affiliates or the income or profits derived from any independent business or investment of a Member or its Affiliates. The Manager need devote to the Company only so much of the Manager's time and attention as in the Manager's judgment is reasonably necessary in connection with the business and affairs of the Company.

(b) The Manager will not be disqualified from acting because it has an interest in a decision or other action, even if the interest of the Manager (either as the Manager or as a Member) is in conflict with the interests of one or more Members or the Manager's own interests (either as the Manager or as a Member) will be furthered by its decision, and to the maximum extent allowed by Wyoming law, the Members hereby waive any requirement that the Manager abstain from acting under such circumstances or that the Manager advise the Members before acting. The Manager is responsible only for the duties that it has specifically undertaken in this Operating Agreement, with no implication of additional duties or responsibilities. The Manager will have no liability for the return of Capital Contributions or for payment of any return on Capital Contributions.

6.14   **Limitation of Liability**. The Manager will not be liable or accountable, in damages or otherwise, to the Company or to any Member for anything it may do or refrain from doing in connection with the management of the Company or the business and affairs of the Company, except in the case of its fraud or its breach of an express limitation on its authority provided in this Operating Agreement. THE LIMITATION ON LIABILITY OF THE MANAGER IN THE PRECEDING SENTENCE IS INTENDED TO ABSOLVE THE MANAGER FROM RESPONSIBILITY FOR ITS NEGLIGENCE, GROSS NEGLIGENCE AND STRICT LIABILITY, AMONG OTHER THINGS. TO THE EXTENT THAT, AT LAW, IN EQUITY, BY STATUTE OR OTHERWISE, THE MANAGER HAS DUTIES (INCLUDING FIDUCIARY DUTIES), SUCH DUTIES ARE HEREBY ELIMINATED TO THE FULLEST EXTENT PERMISSIBLE UNDER WYOMING LAW AS TO ALL DECISIONS AND ACTIONS OF THE

MANAGER IN MANAGING THE BUSINESS AND AFFAIRS OF THE COMPANY (INCLUDING ANY DECISION BEARING UPON THE RELATIONSHIP AMONG THE MEMBERS THAT THIS AGREEMENT CONTEMPLATES WILL BE MADE BY THE MANAGER), THE MEMBERS AGREEING THAT, TO THE FULLEST EXTENT PERMISSIBLE UNDER WYOMING LAW, THE DUTIES OF THE MANAGER ARE SPECIFICALLY PROVIDED IN THIS AGREEMENT.

6.15 **Capacity to Bind Company.** The Members, in their capacities as Members, may not act for or bind the Company. The Members, in their capacities as Members, may participate in the management, conduct or control of the Company's business or affairs only to the extent specifically provided in this Operating Agreement, any broader rights or authority allowed by the Act or other applicable law notwithstanding. Nothing contained in this Section will prohibit any Member from acting as the Manager or a member, manager, officer, director, employee, agent or other representative of the Manager. One person may be both a Member and the Manager and, if a Person does so, the Person's interest as a Member will not affect the person's rights, authority or responsibilities as Manager, nor will the person's position as Manager affect the rights or obligations of the person as a Member.

6.16 **Responsibility for Construction**. The Manager, nor any of their Affiliates will not be obligated to provide any warranty of construction nor will the Manager, nor any of their Affiliates be liable for errors in design, any departure from the plans and specifications for the Projects or any other construction defect in a Project, regardless of whether the Manager, nor any of their Affiliates undertakes obligations to a third-party related to any of such matters. In pursuing the activities contemplated by this Section, the Manager, and their Affiliates enjoy all protections afforded them by the other provisions of this Operating Agreement, The Manager, nor any of their Affiliates is not a guarantor of the work of any architect, engineer or other design professional or the work of any general contractor, contractor, subcontractor, supplier, materialman or artisan engaged in connection with the Project. THE MANAGER NOR ANY OF THEIR AFFILIATES WILL NOT BE RESPONSIBLE FOR ERRORS IN DESIGN OF A PROJECT OR FOR CONSTRUCTION DEFECTS. UNDER NO CIRCUMSTANCE WILL THE MANAGER NOR ANY OF THEIR AFFILIATES BE RESPONSIBLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY THE COMPANY OR A MEMBER AS A RESULT OF DEFECTS IN DESIGN OR CONSTRUCTION OF THE PROJECT, INCLUDING ANY LOSS IN REVENUES OR EXCESS CARRYING COSTS, ANY LOSS OF OPPORTUNITIES, ANY LIABILITY TO OTHER PERSONS FOR LOSS, INJURY OR DAMAGE TO PERSONS OR PROPERTY OR DEATH, OR ANY DAMAGE TO THE PROJECT. THE COMPANY AND THE MEMBERS RETAINS THE RISK OF (I) ADEQUACY OF ALL PLANS AND SPECIFICATIONS AND COMPLIANCE OF PLANS AND SPECIFICATIONS WITH APPLICABLE LAWS AND (II) CONFORMANCE OF CONSTRUCTION WITH THE APPLICABLE PLANS AND SPECIFICATIONS, APPLICABLE LAWS AND SOUND BUILDING PRACTICES. THE MANAGER AND EACH INDEMNIFIED AFFILIATE OF THE MANAGER SPECIFICALLY DISCLAIMS ALL WARRANTIES, INCLUDING ANY WARRANTY OF MERCHANTABILITY, HABITABILITY OR GOOD AND WORKMANLIKE CONSTRUCTION AND WARRANTIES OF FITNESS FOR USE OR ACCEPTABILITY FOR THE PURPOSE INTENDED, AND THE COMPANY, THE PROJECT SUBSIDIARIES AND THE MEMBERS WAIVE ALL BASIS FOR RECOVERY OR REIMBURSEMENT (INCLUDING ANY GROUND FOR RECOVERY BASED ON NEGLIGENCE OR STRICT LIABILITY), TO THE EXTENT THE SAME WOULD ALLOW GREATER RECOURSE AGAINST THE MANAGER OR ANY OF THEIR

AFFILIATES THAN PROVIDED IN THIS SECTION.

ARTICLE VII: MEETINGS OF MEMBERS

7.1   **Applicability.** Because Class A Members and Class C Members do not have any Voting Rights, this Article VII: *Meetings of Members* shall apply only to the Manager, as the sole Class B Member. The Manager may, but need not, adopt the procedures in this Article for its own internal governance.

7.2   **Meetings.**

(a)   A quorum shall be present at a meeting of Members if Members holding Membership Interests with Voting Rights not less than the amount required to approve the action proposed to be taken are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the aggregate Voting Rights of all Members entitled to vote is required by this Operating Agreement or the Act, the affirmative vote of a Required Interest at a meeting of Members at which a quorum is present shall be the act of the Members.

(b)   All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Wyoming as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 7.6.

(c)   Notwithstanding the other provisions of the Articles or this Operating Agreement, the Manager or the Members required to approve the action proposed to be taken shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members required to approve the action proposed to be taken, such time and place shall be determined by a vote of the Members necessary to approve the action proposed to be taken. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d)   An annual meeting, if necessary, of the Members for the transaction of such business as may properly come before the meeting, shall be held at such place, within or without the State of Wyoming, on such date and at such time as the Managers shall fix and set forth in the notice of the meeting, which date shall be within thirteen (13) months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred; provided, however, that the Managers may elect not to hold annual meetings of the Members if it deems in its sole discretion such meeting or meetings to be unnecessary or burdensome. Any action taken at an annual meeting of Members pursuant to this Section 7.1(d) must be approved by the vote of Members required to approve such action as provided for in this Operating Agreement, and if so approved, shall be the action of the Company and shall not require the approval of the Managers, notwithstanding the provisions of Section 6.1(a).

(e)   Special meetings of the Members for any proper purpose or purposes may be called at any time by the Managers or the holders of at least ten percent (10%) of the Voting

Rights of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a special meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Operating Agreement may be conducted at a special meeting of the Members. Any action taken at a special meeting of Members pursuant to this Section 7.2(e) must be approved by the vote of Members required to approve such action as provided for in this Operating Agreement, and if so approved, shall be the action of the Company and shall not require the approval of the Managers, notwithstanding the provisions of Section 6.1(a).

(f)   Written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or Person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address provided for in Section 15.2, with postage thereon prepaid.

(g)   The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Managers declaring a distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting, including any adjournment thereof, or the Members entitled to receive such distribution.

(h)   The right of Members to cumulative voting in the election of Managers is expressly prohibited. Class B Members and Unit Holders maintain exclusive Voting Rights for the Company.

7.3   **Voting List**. The Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the Voting Rights held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima- facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at the meeting.

7.4   **Proxies. There shall be no proxy voting.**

7.5   **Conduct of Meetings.** All meetings of the Members shall be presided over by the Manager, PARADGIM REAL ESTATE MANAGEMENT, LLC, which shall appoint a chairman of the meeting. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion.

7.6   **Action by Written Consent or Telephone Conference.**

Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of not less than the minimum Voting Rights that would be necessary to take such action at a meeting at which the holders of all Voting Rights entitled to vote on the action were present and voted. No written consent shall be effective to take the action that is the subject to the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Company in the manner required by this Section, a consent or consents signed by the holder or holders of not less than the minimum Voting Rights that would be necessary to take the action that is the subject of the consent are delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers. A telegram, telex, cablegram, or similar transmission by a Member, or a photographic, photostatic, facsimile, or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this Section. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action. The record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery to the Company's principal place of business shall be addressed to the Managers.

(a)   If any action by Members is taken by written consent, any articles or documents filed with the Secretary of State of Wyoming as a result of the taking of the action shall state, in lieu of any statement required by the Act concerning any vote of Members, that written consent has been given in accordance with the provisions of the Act and that any written notice required by the Act has been given.

(b)   Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

7.7   **Unanimous Consent of the Manager**. Notwithstanding anything in this Operating Agreement, the meeting of members as set forth in this Article VII and in this Operating Agreement shall not be required in order for the Manager to undertake any action within its power under Article VI including the making of decisions not contemplated or otherwise provided for in this Operating Agreement.

ARTICLE VIII: INDEMNIFICATION

8.1   **Actions Other Than by or in the Right of the Company**. The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a Managers, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Managers, guarantor of any loans of the Company and/or a Property, Project, director, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (all of such persons being hereafter referred to in this Article as a "Company Functionary"), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of <u>nolo</u> <u>contendere</u> or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

8.2 **Actions by or in the Right of the Company**. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Company Functionary against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, including any liabilities incurred under the loans of the Company and/or the Property by guarantors thereunder, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 **Determination of Right to Indemnification**. Any indemnification under Sections 8.1 or 8.2 (unless ordered by a court) may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Company Functionary is proper in the circumstances and that he has met the applicable standard of conduct set forth in Sections 8.1 or 8.2. Such determination shall be made by the Managers.

8.4 **Prepaid Expenses**. Expenses incurred by a Company Functionary in defending a civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Company Functionary to repay such amount if it shall ultimately be determined he is not entitled to be indemnified by the Company as authorized in this Article VIII.

8.5 **Other Rights and Remedies**. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which any person seeking indemnification and for advancement of expenses may be entitled under this Operating Agreement, or any agreement, determination of the Managers, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Company Functionary and shall inure to the benefit of the heirs, executors, and administrators of such a person. Any repeal or modification of this Operating Agreement or relevant provisions of the act and other applicable law, if any, shall not affect any than existing rights of a Company Functionary to indemnification or advancement of expenses.

8.6   **Insurance**. Upon approval by the Managers, the Company may purchase and maintain insurance on behalf of any person who is or was a Managers, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Managers, director, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article VIII or the Act.

8.7   **Mergers**. For purposes of this Article VIII, references to "the Company" shall include, in addition to the resulting or surviving company, constituent entities (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Managers, directors, officers, employees, or agents, so that any person who is or was a Managers, director, officer, employee, or agent of such constituent entity or is or was serving at the request of such constituent entity as a Managers, director, officer, employee, or agent of another limited liability company, partnership, joint venture, trust, or other enterprise shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

8.8   **Savings Provision**. If this Article VIII or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, the Company may nevertheless indemnify each Company Functionary as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Article VIII that shall not have been invalidated.

ARTICLE IX: TAXES

9.1   **Tax Returns.** The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 9.2. Each Member shall furnish to the Managers all pertinent information in his or its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

9.2   **Tax Elections**. The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to elect to amortize the organizational expenses of the Company and the startup expenditures of the Company ratably over a period of sixty (60) months as permitted under Section 195 and Section 709(b) of the Code; and

(c)   any other election including, without limitation, whether the Company shall adopt a cash or accrual method of accounting as the Managers may deem appropriate and in the best interests of the Members.

Neither the Company nor any Managers or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Operating Agreement (including, without limitation, Section 2.8) shall be construed to sanction or approve such an election.

9.3   **Tax Matters Partner.** The Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code. Any Member or Managers who is designated "tax matters partner" shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. Any Member who is designated "tax matters partner" shall inform each other Member of all significant matters that may come to his or its attention in his or its capacity as "tax matters partner" by giving notice thereof on or before the fifth (5th) Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications he or it may receive in that capacity. Any Member who is designated "tax matters partner" may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of a Required Interest, but this sentence does not authorize such Member (or any other Member) to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code. Each Member shall execute, certify, acknowledge, deliver, swear to, file and record all documents necessary or appropriate to evidence its approval of this designation. In such capacity the Tax Matters Member shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable legal requirements when acting in that capacity. The Tax Matters Member shall be entitled to take such actions on behalf of the Company in any and all proceedings with the Internal Revenue Service and any other taxing authority as it reasonably determines to be appropriate and that is consistent with this Section. The Tax Matters Member shall be reimbursed by the Company for all out-of pocket costs and expenses reasonably incurred in connection with any such proceeding and shall be indemnified by the Company (solely out of Company assets) with respect to any action brought against such Tax Matters Member in connection with the settlement of any such proceeding. Each Member reserves the right to retain independent counsel of its choice at its expense (which counsel will be entitled to prior review of submissions by the Company in respect of any dispute with relevant taxing authorities). The Company shall indemnify the Tax Matters Member for, and hold it harmless against, any claims made against it in its capacity as Tax Matters Member. Nothing in this Section limits the ability of any Member to take any action in its individual capacity relating to the Company that is left to the determination of an individual Member under Sections 6222 to 6231 of the Code or any similar provision of state or local law. Expenses incurred by the Tax Matters Member shall be borne by the Company. Such expenses shall include, without limitation, fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs and expenses. Any decisions made by the Tax Matters Member, including, but not limited to, whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the Tax Matters Member's sole and absolute discretion. Any member who is designated "partnership representative" or "tax matters partner" shall be entitled to take any and all actions authorized pursuant to the 2015 BBA (including acting on behalf of the Company in any partnership audit and causing the Company to elect out of the partnership audit rules and procedures set forth in the 2015 BBA); provided, however, that notwithstanding the foregoing the "partnership representative" shall take all such actions as are necessary or appropriate to cause the Members of the Company in respect of each subject tax year under partnership audit or review (regardless of whether a current or former Member in the tax year in which the audit or review occurs) to be responsible for any adjustments in such tax year in accordance with Section 6226 of the Internal Revenue Code as added by the 2015 BBA.

ARTICLE X: BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

10.1   **Maintenance of Books.** The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers. The books of account for the Company shall be maintained on a cash or accrual basis (as determined by the Managers) in accordance with the terms of this Operating Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.5. The calendar year shall be the accounting year of the Company or such other year as may be determined by the Managers from time to time.

10.2   **Reports.** Within thirty (30) days of the end of each quarter, the Manager shall cause each Member to be furnished with quarterly financial statements of the Company. On or before the ninetieth (90th) day following the end of each fiscal year, the Managers shall cause each Member to be furnished with financial statements, including a rent roll and a profit and loss statement.

10.3   **Account.** The Managers shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company name and with financial institutions and firms that the Managers determine. The Managers may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their Affiliates.

ARTICLE XI: BANKRUPTCY OF A MEMBER

11.1 Bankrupt Members. Subject to Section 12.2, if any Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Managers to the Bankrupt Member (or his or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing him or it to become a Bankrupt, to buy, and on the exercise of this option the Bankrupt Member or his or its representative shall sell, his or its Membership Interest. The purchase price shall be an amount equal to the fair market value thereof determined by agreement by the Bankrupt Member (or his or its representative) and the Managers; however, if those Persons do not agree on the fair market value on or before the fifteenth (15th) day following the exercise of the option, either such Person, by notice to the other, may require the determination of fair market value to be made by an independent appraiser specified in that notice. If the Person receiving that notice objects on or before the tenth (10th) day following receipt to the independent appraiser designated in that notice, and those Persons otherwise fail to agree on an independent appraiser, either such Person may petition the United States District Judge in the jurisdiction of the Property then senior in service to designate an independent appraiser. The determination of the independent appraiser, however designated, is final and binding on all parties. The Bankrupt Member and the Company each shall pay one-half of the costs of the appraisal. The purchaser shall pay the fair market value as so determined in four equal cash installments, the first due on closing and the remainder (together with accumulated interest on the amount unpaid at the General Interest Rate) due on each of the first three (3) anniversaries thereof. The payment to be made to the Bankrupt Member or his or its representative pursuant to this Section 11.1 is in complete liquidation and satisfaction of all the rights and interest of the Bankrupt Member and his or its representative (and of all Persons claiming by, through, or under the Bankrupt Member and his or its representative) in and in respect of the Company, including, without limitation, any Membership Interest, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members, and constitutes a compromise to which all Members have agreed pursuant to Article 5.02(D) of the Act.

ARTICLE XII: DISSOLUTION, LIQUIDATION, AND/OR TERMINATION

12.1   **Duration of Company**. The Company shall operate for a period of up to four (4) years from the start of the first Project (the "Duration"), and the Duration may be extended for an additional twelve (12) months, at the Manager's sole discretion. For the avoidance of doubt, the Manager may, in its sole discretion, decide to dissolve the Company prior to the end of the Duration.

12.2   **Dissolution**. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(i)   the vote or written consent of the Manager to dissolve the Company;

(ii)   the expiration of the period fixed for the Duration of the Company; and

(iii)   entry of a decree of judicial dissolution of the Company under Article 6.02 of the Act.

12.3   **Liquidation, Termination**. On dissolution of the Company, the Managers shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions or related distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows: as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(a)   the liquidator shall pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.4) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

      (b)   subject to Section 12.3(c), all remaining assets of the Company shall be distributed to the Members as follows:

      1.   Upon the sale, or other disposition all the assets owned by the Company or any Special Purpose Entity, distributions shall be made in the following manner and order or priority:

      a.   First, (after closing costs and fees associated with the liquidation), to the Class A Members and Class C Members as a group, pro rata based upon each Member's relative Economic Interests to the extent and in proportion with their Adjusted Capital Account until the Preferred Return to all Class A Members and Class C Members has been paid current;

      b.   Second, to the Class A Members and Class C Members in proportion to the portion of respective Unrecovered Capital Contribution of each which have not been repaid and until each Member's capital contribution has been repaid in full; and

      c.   Third, seventy percent (70%) to the Class A Members and Class C Members, as a group, pro rata based upon each Member's relative Economic Interests, and the balance (30%) to the Class B Members.

      (c)   All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 12.3. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.3 constitutes a complete distribution to the Member with respect to his or its Membership Interest and the Member's interest in the Company's property, and constitutes a compromise to which all Members have consented. To the extent that a Member returns funds to the Company, he or it has no claim against any other Member for those funds.

      12.4   **Deficit Capital Account.** Notwithstanding anything to the contrary in this Operating Agreement, and notwithstanding any custom or rule of law to the contrary, if any Member has a negative balance in his or its Capital Account on the date of the liquidation of such Member's "interest in the partnership" (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations) after taking into account allocations of Profits, Losses, and other items of income, gain, loss, deduction, or credit, and distributions of cash or property (in each case as provided in Article V), that Member shall have no obligation to restore the negative balance or to make any Capital Contribution by reason thereof, and the negative balance shall not be considered an asset or a liability of the Company or of any Member.

12.5   **Articles of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Managers (or such other Person or Persons as the Act may require or permit) shall file a Articles of Dissolution with the Secretary of State of Wyoming, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the Company.

12.6   **Liabilities of the Company.** All liabilities of the Company, including indemnity obligations under Article VIII, will be liabilities of the Company as an entity, and may be paid or satisfied from Company assets. Except to the extent a Member, the Manager, or such other person specifically agrees otherwise in a writing separate from this Operating Agreement, no liability of the Company will be payable in whole or in part by any Member, the Manager, or by any member, manager, partner, shareholder, director, officer, agent or advisor of any Member, the Manager, or any affiliate of a Member or the Manager.

ARTICLE XIII: EVENTS OF DEFAULT

13.1   **Events of Default**. Each of the following shall be deemed an "*Event of Default*" by the Company:

(a)   Violation or breach of any of the provisions of this Operating Agreement by a Member and failure to remedy or cure the violation or breach within ten Business Days after receipt of written notice of the violation or breach after delivery from the Manager; or

(b)   Becoming Bankrupt.

13.2   **Remedies Upon Event of Default**. Upon the occurrence of an Event of Default, the Managers shall have the right, in their sole discretion, to cause the Company to redeem the defaulting party's Membership Interests for the amount the Members would receive if the Company's assets were sold for fair market value (as determined in good faith by the Managers) and the proceeds distributed pursuant to Section 12.3.

ARTICLE XIV: CERTIFICATES

14.1   **Form of Certificates.**

(a)   The Company may deliver certificates representing the Membership Interests to which all Members are entitled. Certificates representing Membership Interests of the Company shall be in such form as shall be approved and adopted by the Managers and shall be numbered consecutively and entered in the records of the Company as they are issued. Each certificate shall state on the face thereof that the Company is organized under the laws of the State of Wyoming, the name of the Member, and the Membership Interest. Each certificate shall also set forth on the back thereof a full or summary statement of matters required by the Act, the Articles of Organization or this Operating Agreement to be described on certificates representing Membership Interests, and shall contain a conspicuous statement on the face thereof referring to the matters set forth on the back thereof. Certificates shall be signed by one or more of the Managers or, if persons be elected to such offices, and by the Secretary, and may be sealed with the seal of the Company. Either the seal of the Company or the signatures of the Managers(s) or officers, or both, may be facsimiles. In case any Managers or officer who has signed, or whose facsimile signature or signatures have been used on such certificate or certificates, shall cease to be a Managers or officer of the Company, whether because of death, resignation, or otherwise, before such certificate or certificates have been delivered by the Company or its agents, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed the certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be a Managers or officer of the Company.

14.2   **Lost Certificates.** The Company may direct that a new certificate be issued in place of any certificate theretofore issued by the Company alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing the issue of a new certificate, the Managers in their discretion and as a condition precedent to the issuance thereof, may require the owner of the lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or give the Company a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen, or destroyed.

14.3   **Transfer of Certificates.** Certificates representing Membership Interests shall be transferable, subject to the provisions of Section 3.3, only on the records of the Company by the holder thereof in person or by his duly authorized attorney. Subject to any restrictions on transfer set forth in the Articles of Organization, this Operating Agreement or any agreement among Members to which this Company is a party or has notice, upon surrender to the Company of a certificate representing a Membership Interest duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

14.4   **Registered Members.** Except as otherwise provided in the Act or other Wyoming law, the Company shall be entitled to regard the Member in whose name any certificates issued by the Company are registered in the records of the Company at any particular time as the owner of such Membership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Membership Interest on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE XV: GENERAL PROVISIONS

15.1   **Offset.** Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

15.2   **Notices.** Except as expressly set forth to the contrary in this Operating Agreement, all notices, requests, or consents provided for or permitted to be given under this Operating Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by electronic (email) with the email address provided at subscription by the Member (provided that only attachments to the email will be deemed to constitute a notice hereunder); or facsimile transmission; and a notice, request, or consent given under this Operating Agreement is effective on receipt by the Person to receive it. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or in the instrument described in Section 3.3(c), or such other address as that Member may specify by notice to the other Members. Any notice, request, or consent to the Company or the Managers must be given to the Managers at the address of the principal office of the Company. Whenever any notice is required to be given by law, the Articles or this Operating Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

15.3   **Entire Agreement.** This Operating Agreement constitute the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written. However, nothing herein shall preclude some or all of the Members from entering into one or more separate agreements concerning voting, ownership, and Disposition of Membership Interests or shall preclude the Company from becoming a party to any such agreement.

15.4   **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his or its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute-of-limitations period has run.

15.5   **Amendment or Modification.** This Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Managers and executed and agreed to by a Required Interest, except for any provision for which the approval of a different specified portion of the Voting Rights of all Members entitled to vote is expressly required by this Operating Agreement; provided, however, that (a) an amendment or modification decreasing a Member's Economic Interest other than in connection with the Sale of New Securities or Subsequent Contributions is effective only with that Member's consent, or (b) an amendment or modification reducing the required Voting Rights or other measure for any consent or vote in this Operating Agreement is effective only with the consent or vote of Members having the Voting Rights or other measure theretofore required.

15.6   **Binding Effect.** Subject to the restrictions on Dispositions set forth herein, this Operating Agreement are binding on and inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

15.7   **Governing Law; Severability; ARBITRATION**. THIS OPERATING AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF WYOMING, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS OPERATING AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. If any provision of this Operating Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Operating Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Any disputes, claims, or issues arising out of or related to this Operating Agreement, the relationship between the Members or Manager shall be resolved by BINDING ARBITRATION applying the rules and procedures of the American Arbitration Association by a single Arbitrator. Each party shall bear their costs and fees of such Arbitration equally. If any provision of this Operating Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Operating Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Venue for any dispute related to the Company, its assets, or this Operating Agreement shall be in Natrona County.

15.8   **Further Assurances.** In connection with this Operating Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and those transactions.

15.9   **Waiver of Certain Rights.** Each Member irrevocably waives any right he or it may have to maintain any action for dissolution of the Company or for any partition of the property of the Company.

15.10   **Indemnification.** To the fullest extent permitted by law, each Member shall indemnify the Company, each Managers and each other Member and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) they may incur on account of any breach by that Member of this Operating Agreement.

15.11   **Expenses**. The Company shall pay the costs and expenses incurred in connection with the organization of the Company.

15.12   **Limitations.** Pursuant to the Wyoming Securities Act ("Wyoming Securities Act") and respective articles, the liability under the Wyoming Securities Act of a lawyer, accountant, consultant, the firm of any of the foregoing and any other person or entity engaged to provide services relating to an offering of securities of the Company ("Service Providers") is limited to a maximum of two times the fee paid by the Company or Seller of the Company's securities to the Service Provider for the services related to the offering of the Company's securities, unless a trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services. By executing this Operating Agreement, each party acknowledges (a) the disclosure provided in this paragraph, and (b) the Wyoming Securities Act and respective articles do not represent the Members, either collectively or individually.

15.13   **Notice to Members of Provisions of this Operating Agreement.** By executing this Operating Agreement, each Member acknowledges that he or it has actual notice of (a) all of the provisions of this Operating Agreement, including, without limitation, the restrictions on the transfer of Membership Interests set forth in Article III and (b) all of the provisions of the Articles. Each Member hereby agrees that this Operating Agreement constitute adequate notice of all such provisions.

15.14   **Counterparts.** This Operating Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

15.15 **Creditors.** None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

15.16 **Power of Attorney**.

(a) ***Grant of Power***. Each Member hereby constitutes and appoints the Manager to exercise this power of attorney and his authorized representatives (and any successor thereto by assignment, election, or otherwise and the authorized representatives thereof) with full power of substitution as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate (i) all certificates and other instruments and all amendments or restatements thereof that such Managers deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a limited liability company in all jurisdictions in which the Company may conduct business or own property; (ii) all instruments, including an amendment or restatement of this Operating Agreement, that such Managers deems appropriate or necessary to reflect any amendment, change, or modification of this Operating Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that such Managers deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Operating Agreement; (iv) all instruments relating to the admission or substitution of any Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of such Managers, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by Members hereunder, is deemed to be made or given by Members hereunder, or is consistent with the terms of this Operating Agreement and appropriate or necessary, in the sole discretion of such Managers, to effectuate the terms or intent of this Operating Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of Members under the terms of this Operating Agreement, such Managers may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing such Managers to amend this Operating Agreement except as provided in this Operating Agreement.

(b) ***Irrevocability***. The foregoing power of attorney is irrevocable and coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy, or termination of any Member and the transfer of all or any portion of his or its Membership Interest and shall extend to such Member's heirs, successors, assigns, and personal representatives. Each Member agrees to be bound by any representations made by the Managers acting in good faith pursuant to the power of attorney; and each Member hereby waives any and all defenses that may be available to contest, negate, or disaffirm any action of the Managers taken in good faith under the power of attorney. Each Member shall execute and deliver to the Managers within 15 days after receipt of the Managers' request therefor, further designations, powers of attorney, and other instruments the Managers deems necessary to effectuate this Operating Agreement and the purposes of the Company.

15.17 ***Drag Along Rights***. If at any time and from time to time the Manager wishes to make a transfer of all of the Company's Units in a bona fide arms' length transaction or series of related transactions (including by way of purchase agreement, tender offer, merger or other business combination transaction or otherwise) to any Person (other than an Affiliate of the Manager) (the "Proposed Transferee"), then the Manager shall have the right (the "Drag-Along Right") to require all the Members to sell (the "Drag-Along Sale") to the Proposed Transferee all of such other Member's Units (the "Drag-Along Units") in accordance with this Section. Each Member required to Transfer its Units pursuant to this Section shall be referred to herein as a "Drag-Along Co-Seller." In connection with any Drag-Along Sale, the following shall apply:

(i)   Subject to Section 9.8(b), each Drag-Along Co-Seller will Transfer its Drag-Along Units on substantially the same terms (other than aggregate price) and conditions applicable to, and for the same type of consideration payable to, the Company at the price calculated in accordance with this Section; and

(ii) The aggregate purchase price payable for the Units purchased by a Proposed Transferee will be allocated among the Manager and the Drag-Along Co-Sellers in the same amounts and proportions the Members would receive distributions under a liquidity event.

The Drag-Along Co-Sellers shall not be required to (i) make any representations and warranties, other than representations and warranties relating to such Member's good standing, due authorization, due execution, enforceability, lack of conflicts, title to its Units and investment qualifications or (ii) enter into any non-solicitation or non- competition agreement, in connection with the Drag-Along Sale. To the extent that the parties are to provide any indemnification or otherwise assume any other post-closing liabilities, the Manager and each Drag-Along Co-Seller selling Units in a transaction under this Section shall do so severally and not jointly (and on a *pro rata* basis in accordance with the consideration received by each such Member in connection with the Drag-Along Sale), and each Member's respective potential liability thereunder shall not exceed the proceeds received by such Member, except with respect to claims related to fraud or willful breach by such Member. In connection with a Drag-Along Sale, the Drag-Along Co-Sellers will also (A) waive any dissenter's rights and other similar rights, (B) take all actions reasonably required, desirable or requested by the Manager to consummate such Drag- Along Sale and (C) comply with the terms of the documentation relating to the Drag-Along Sale.

(a)   To exercise a Drag-Along Right, the Manager shall give each Member a written notice (a "Drag-Along Notice") containing a description of (i) the name and address of the Proposed Transferee and (ii) the proposed purchase price of the Units, terms of payment and other material terms and conditions of the Proposed Transferee's offer. Each Member shall thereafter be obligated to sell the Drag-Along Units on the terms set forth in the Drag-Along Notice, *provided* that the sale to the Proposed Transferee is consummated within one hundred eighty (180) days of delivery of the Drag-Along Notice. If the sale is not consummated within such one hundred eighty (180) day period, then each Member shall no longer be obligated to sell such Member's Units pursuant to that specific Drag-Along Right, but shall remain subject to the provisions of this Section.

(b)   The obligations of all the Members with respect to the transaction described in this Section, shall be contingent upon the consideration payable with respect to the Interests being sold.

15.18   ***Tag-Along Rights***. If at any time and from time to time the Manager wishes to make a Voluntary Transfer of any of its Units in a bona fide arms' length transaction or series of related transactions (including by way of purchase agreement, tender offer, merger or other business combination transaction or otherwise) to any Proposed Transferee, and further the Manager does not exercise its Drag-Along Right described above, then the Manager shall give notice of such proposed Voluntary Transfer no later than thirty (30) days prior to the closing of such sale (the "Tag-Along Notice"). Each Tag-Along Notice shall include: (i) the number of Units to be sold in the proposed Voluntary Transfer; and (ii) the principal terms of the proposed Voluntary Transfer, including the consideration to be paid for such Units and, separately, such Units affiliated with the Manager. Each Member shall have the right (the "Tag-Along Right") to sell (the "Tag-Along Sale") to the Proposed Transferee the percentage of such other Member's Units equal to the percentage of the Units of the Manager proposed to be Transferred (with respect to each such Member and the Manager, its "Tag-Along Units") in accordance with this Section. Each Member electing to Transfer its Units pursuant to this Section shall be referred to herein as a "Tag-Along Co-Seller". In connection with any Tag-Along Sale, the following shall apply:

(i)   Subject to Section 15.18(b), each Tag-Along Co-Seller will Transfer its Tag-Along Units on substantially the same terms (other than aggregate price) and conditions applicable to, and for the same type of consideration payable to, the Manager at the price calculated in accordance with Section 15.18(a)(ii); and

(ii) Subject to the principle of Section 15.18(a)(iii) the aggregate purchase price payable for the Units purchased by a Proposed Transferee will be allocated among the Manager and the Tag-Along Co-Sellers based upon the Hypothetical Liquidation Value of such Members' Units so Transferred; and

(iii) For purposes of determining the purchase price of a Member's Tag-Along Units, the purchase price payable by the Proposed Transferee to the Manager for its Units shall be fairly apportioned between the Members' Units, on the one hand, and the Manager's Units, on the other hand, based upon the relative economic rights of all such Units under a liquidity event as laid out in Section 12.3(b).

(a)   The Tag-Along Co-Sellers shall not be required to (i) make any representations and warranties, other than representations and warranties also made by the Manager, or (ii) enter into any non-solicitation or non-competition agreement, in connection with the Tag-Along Sale. To the extent that the parties are to provide any indemnification or otherwise assume any other post-closing liabilities, the Manager and each Tag-Along Co-Seller selling Units in a transaction under this Section 15.18 shall do so severally and not jointly (and on a pro rata basis in accordance with the consideration received by each such Member in connection with the Tag-Along Sale), and each Member's respective potential liability thereunder shall not exceed the proceeds received by such Member, except with respect to claims related to fraud or willful breach by such Member. In connection with a Tag-Along Sale, the Tag-Along Co-Sellers will also (A) waive any dissenter's rights and other similar rights, (B) take all actions reasonably required, desirable or requested by the Manager to consummate such Tag-Along Sale and (C) comply with the terms of the documentation relating to the Tag-Along Sale.

(b)   To exercise a Tag-Along Right, the exercising Member shall give the Manager a written notice thereof on or before the date which is twenty (20) days after receipt of the Tag-Along Notice. Each electing Member shall thereafter be obligated to sell the Tag-Along Units on the terms set forth in the Tag-Along Notice, provided that the sale to the Proposed Transferee is consummated within one hundred eighty (180) days of delivery of the Tag-Along Notice. If the sale is not consummated within such one hundred eighty (180) day period, then each Member shall no longer be obligated to sell such Member's Units pursuant to that specific Tag-Along Right, but shall remain subject to the provisions of this Section 15.18.

15.19 **Termination of Marital Relationship.**

(a)   If the marital relationship of a Member is terminated by death or divorce, the Member's spouse shall inherit and/or acquire those economic sharing rights pursuant to those interests, but that Member's spouse shall not receive the voting rights. In the event such Member does not succeed to all of such Member's spouse's community or separate interest, if any, in the Membership Interest (such spouse is referred to hereafter in this Article as the "Assignee Spouse"), either as outright owner of such Membership Interest or as a trustee of a trust holding such Membership Interest, whether or not such Member is a beneficiary of such trust, then the Company shall have the option to purchase such Membership Interest at Fair Value at the Company's sole discretion.

(b)   Any Membership Interest of the Company held by a Member as a trustee of a trust as a result of the death of or the Member's divorce from the Assignee Spouse shall be treated as owned by such Member for purposes of this Operating Agreement, except that there will be no voting rights.

15.20 **Operator Counsel**.

(a)   The Members acknowledge and agree that Managers operator counsel (collectively referred to as "Operator Counsel") has represented the Company, the Manager, and/or certain Affiliates of the Manager in connection with this Operating Agreement and other agreements contemplated by this Operating Agreement and/or pertaining to the Projects and the Company. From time to time, Operator Counsel will provide legal services to the Manager and/or certain of its Affiliates with respect to the Project, the Company and related matters at fees and costs to be paid by the Company. In no event shall an attorney/client relationship exist between Operator Counsel, on the one hand, and Members of the Company, on the other hand, as a result of any such representation. Operator Counsel shall be permitted to render legal advice and to provide legal services to the Company from time to time, and each Member covenants and agrees that such representation of the Company by Operator Counsel shall not: (i) result in the existence of an attorney/client relationship between Operator Counsel, on the one hand, and Members and/or its Affiliates, on the other hand or (ii) disqualify Operator Counsel from providing legal advice and legal services to Paradigm and its Affiliates at any time in the future.

(b)   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WYOMING, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

(c)   A determination that any provision of this Operating Agreement is invalid or unenforceable will not affect the validity or enforceability of the remaining provisions or of that provision under other circumstances. Any invalid or unenforceable provision will be enforced to the maximum extent permitted by law.

(d)   This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party responsible for the drafting of this Operating Agreement or the relevant portion of this Operating Agreement.

(e)   A statement in this Operating Agreement to the effect that a Member or the Manager will do an act is to be construed as a covenant and undertaking by the Member or the Manager, as applicable, to do that act. A statement in this Operating Agreement to the effect that a Member or the Manager will refrain from an act is to be construed as a covenant and undertaking by the Member or the Manager, as applicable, to not do that act.

15.21   **Trademarks.** Paradigm Construction & Development, an affiliate of the manager of Manager, shall permit the Company to utilize in its business certain names, service marks, trademarks and logos that are proprietary to Paradigm Construction & Development. or its affiliates (including the names "PARADIGM," and any associated logo) or variants of such names, service marks, trademarks and logos. Such names, service marks, trademarks and logos are the property of Paradigm Construction & Development and its affiliates, and Paradigm Construction & Development or one or more of its affiliates will own any variants of such names, service marks, trademarks and logos that may be developed by the Company or used in the business of the Company. Members will have no rights to any of such names, service marks, trademarks and logos or any such variants, and neither Members nor the Company will acquire any right to any of such names, service marks, trademarks and logos or any such variants through use allowed by Manager. Manger may require the Company to discontinue the use of any or all of such names, service marks, trademarks and logos or any variants thereof at any time, in the discretion of Manager, if Paradigm Construction & Development is no longer affiliated, indirectly, with the Company. In all events, the Company will be required to cease use of all such names, service marks, trademarks and logos and all variants thereof if Manager no longer controls the Company, such cessation to occur within ninety (90) days after written notice from Manager delivered after such conditions are no longer satisfied. Under no circumstances may Member or any of its affiliates use any of such names, service marks, trademarks or logos or any variant thereof without the prior written consent of Manager. Within such 90-day notice period, the Company shall remove any signs at the Projects that contain any of the foregoing.

{Signatures Follow On Next Page}

IN WITNESS WHEREOF, following adoption of this Operating Agreement by the Managers, the Members have executed this Operating Agreement as of the date first set forth above.

MANAGER:

PARADIGM REAL ESTATE MANAGEMENT, LLC
a Wyoming limited liability company

By: _____
      Zachary Douglas
      Managing Member of Manager

MEMBER SIGNATURE PAGE

The undersigned hereby agrees to be bound in all respects by, and hereby adopts and becomes a party to this Operating Agreement of PARADIGM DEVELOPMENT FUND I, LLC, a Wyoming limited liability company (the "*Company*"), and agrees that execution and delivery of this Member Signature Page to the Company is a condition to issuance by the Company to the undersigned of Membership Interests in the Company. The undersigned hereby makes the representations and warranties to the Company and the other Members contained in the Agreement.

Individual Member: **Entity Member:**

_____   _____

Signature   Entity Name & Type

                                                By:_____
_____   Name:_____
Printed Name   Title:_____

Address:_____   Address:_____

_____   _____

Member Signature Page for PARADIGM DEVELOPMENT FUND I, LLC

EXHIBIT A

MEMBER INFORMATION

CLASS A AND CLASS C MEMBERS					
MEMBER NAME AND ADDRESS	**CAPTIAL CONTRIBUTIONS**	**CLASS A UNITS**	**CLASS C UNITS**	**VOTING RIGHTS**	**ECONOMIC INTERESTS**
TOTAL ALL CLASS A AND CLASS C MEMBERS:	**$ TBD**			**0%**	**No more than 70%**

CLASS B MEMBERS				
MEMBER NAME AND ADDRESS	**CAPTIAL CONTRIBUTIONS**	**CLASS B UNITS**	**VOTING RIGHTS**	**ECONOMIC INTERESTS**
Paradigm Real Estate Management, LLC	$50,000	50,000	100%	30%
TOTAL ALL CLASS B MEMBERS:	**$50,000**	50,000	**100%**	**30%**